As filed via EDGAR with the Securities and Exchange Commission on March 1, 1999.

                                                                File No. 2-82143
                                                                ICA No. 811-3674

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-1A

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]

                        Pre-Effective Amendment No. _____               [_]

                       Post-Effective Amendment No. 16                  [X]

                                       and

                        REGISTRATION STATEMENT UNDER THE
                       INVESTMENT COMPANY ACT OF 1940                   [X]

                              Amendment No. 19                          [X]

                            The California Muni Fund
               (Exact name of registrant as specified in charter)

                                 67 Wall Street
                            New York, New York 10005
                     (Address of principal executive office)

                                 (212) 809-1855
                        (Area code and telephone number)

                                           Copies to:
Stephen C. Leslie                          Carl Frischling, Esq.
Cornerstone Equity Advisors, Inc.          Kramer Levin Naftalis & Frankel LLP
67 Wall Street                             919 Third Avenue
New York, New York  10005                  New York, New York 10022


                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective:

|_|  Immediately upon filing pursuant to      |_|  on (          )  pursuant to
     paragraph (b)                                 paragraph (b)

|X|  60 days after filing pursuant to         |_|  on (           ) pursuant to
     paragraph (a)(1)                              paragraph (a)(1)

|_|  75 days after filing pursuant to         |_|  on (          ) pursuant to
     paragraph (a)(2)                              of paragraph (a)(2) rule 485.

If appropriate, check the following box:

|_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            THE CALIFORNIA MUNI FUND





                                   PROSPECTUS

                                   APRIL 30, 1999





THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                           Page

Risk/Return Summary......................................................

Financial Highlights.....................................................

Investment Objective and Policies........................................

Investment Strategies....................................................

Special Risks............................................................

Management ..............................................................

Pricing of Fund Shares...................................................

Purchase of Shares.......................................................

Redemption of Shares.....................................................

Distribution Expenses....................................................

Dividends and Tax Matters................................................


--------------------------------------------------------------------------------

                               RISK/RETURN SUMMARY

Investment Objective

The Fund seeks to provide a high level of income that is exempt from federal and California personal income tax.

Principal Investment Strategies

The Fund will attempt to achieve its objective investing its assets in municipal obligations of California, its political subdivisions, and its other duly constituted authorities and corporations.

Principal Risks of Investing in the Fund

There is no guarantee that the Fund will achieve its stated objective. In fact, you could lose money by investing in the Fund. In making your investment decision, you should understand that the Fund's net asset value (NAV), yield, and total return may be adversely affected by any or all of the following factors:

o Interest rate risk - Changes in interest rates cause the prices and yields of debt securities to fluctuate;

o Credit risk - Certain issuers of securities may fail to make timely payments of interest and principal on the Fund's investments;

o Concentration risk - Because the Fund invests its assets mainly in the issuers of a single state, California, it is subject to greater losses arising from adverse political or economic events affecting California issuers; and

o Diversification risk - Because the Fund may invest a greater percentage of its assets in a few issuers, there is an increased likelihood that a few issuers of securities may cause losses to the Fund.


Summary of Past Performance

The bar chart and table shown below indicate the risks of investing in the Fund. The bar chart shows the performance of the Fund for each of the last 10 calendar years. The table shows how the Fund' average annual return for 1, 5, and 10 years compare with those of a broad measure of market performance.

Bar Chart

The bar chart illustrates how the Fund' returns vary from year to year. As always, past performance is no way to predict future performance.

        1998   -      4.03%
        1997   -      11.33%
        1996   -      (8.01)%
        1995   -      32.02%
        1994   -      (19.86)%
        1993   -      16.76%
        1992   -      7.23%
        1991   -      8.75%
        1990   -      4.39%
        1989   -      5.53%

The Fund' best performance for one quarter was 14.15% for the quarter ended 3/31/95. The Fund' worst performance for one quarter was (9.24)% for the quarter ended 3/31/94.

Average Annual Total Returns

The table below shows the Fund' average annual total returns for the 1, 5, and 10 year periods of the Fund's existence in comparison to the Lehman Brothers Municipal Bond Index for the same periods. The table provides some indication of the risks of investing in the Fund by showing how the Fund's average annual total returns for the periods noted compare with that of a broad measure of market performance. As always, past performance is no way to predict future performance.


Average Annual Returns as      One Year        5 Years          10 Years
of 12/31/98

The California Muni Fund         4.03%           2.42%            5.39%

Lehman Brothers Municipal
Bond Index


Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases
(as percentage of offering price).........................................  __%

Maximum Deferred Sales Charge (Load) (as a percentage of __)..............  __%

Maximum Sales Charge (Load) Imposed on Reinvested Dividends
[and other Distributions].................................................  __%

Redemption Fee (as a percentage of amount redeemed, if applicable)........  __%

Exchange Fee..............................................................  __%

Maximum Account Fee.......................................................  __%

Annual Fund Operating Expenses (expenses that are deducted
from Fund assets).........................................................  __%

Management Fees...........................................................  __%

Distribution [and/or Service] (12b-1) Fees................................  __%

Other Expenses............................................................  __%

      _____________________________                            __%
      _____________________________                            __%
      _____________________________                            __%

Total Annual Fund Operating Expenses......................................  __%


         Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

         The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------

         $-------     $-------        $-------         $-------

         You would pay the following expenses if you did not redeem your shares:

         1 Year       3 Years         5 Years          10 Years
         ------       -------         -------          --------

         $-------     $-------        $-------         $-------

         The Example does no reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

                              FINANCIAL HIGHLIGHTS

         The following selected per share data and ratios for each of the years in the ten-year period ended December 31, 1998 has been audited by_____________, independent certified public accountants: [INSERT FINANCIALS]

                        INVESTMENT OBJECTIVE AND POLICIES

         The Fund's objective is to provide you with as high a level of income that is excluded from gross income for Federal income tax purposes and exempt from California personal income tax as is consistent with the preservation of capital. To achieve this objective, the Fund invests only in municipal bonds, municipal notes and municipal commercial paper (hereinafter collectively referred to as "municipal obligations") which generate interest that is, in the opinion of counsel to the issuer, excluded for Federal income tax purposes and exempt from California personal income tax, and which meet the following quality criteria (subject, of course, to the Fund's permissible "Investment Strategies" described below).

         The Fund's investment objective and policies and the investment strategy with respect to the borrowing activities described below, unless otherwise noted, are fundamental policies that cannot be changed without the approval of the holders of a majority of the Fund's outstanding shares.

         As used in this Prospectus the phrase "majority of the Fund's outstanding shares" means the vote of the lesser of (1) 67% of the Fund's shares present at a meeting of shareholders if the holders of more than 50% of the outstanding shares are present in person or by proxy at such a meeting or (2) more than 50% of the Fund's outstanding shares.

         With respect to municipal bonds, the Fund will only invest in those issues which are rated within the four highest quality grades as determined by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps, Inc. ("Duff") or which, if unrated, are judged by Fund management to be of comparable quality. With respect to municipal notes and municipal commercial paper, the Fund will only invest in those issues which are rated within the three highest quality grades as determined by Moody's for municipal notes, or within the three highest quality grades as determined by Moody's or S&P for municipal commercial paper or which, if unrated, are (i) obligations of issuers having an issue of bonds rated within the four highest quality grades as determined by Moody's, S&P, Fitch or Duff or (ii) guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. There can be no assurance that the Fund's objective will be achieved. The Fund's ability to achieve its objective is subject to the continuing ability of the issuers of municipal obligations to meet their principal and interest payments, and is further subject to fluctuations in interest rates as well as other factors.

         While the municipal obligations in which the Fund may invest are generally deemed to have adequate to very strong protection of principal and interest, certain of the obligations rated within the lowest of the quality grades described above (i.e., those rated by Moody's as Baa for municipal bonds, MIG-3 for municipal notes and Prime-3 for municipal commercial paper, or those rated by S&P, Fitch or Duff as BBB for municipal bonds, or those rated by S&P as A-3 for municipal commercial paper) may have speculative characteristics as well. For example, obligations rated Baa by Moody's have been determined by Moody's to be neither highly protected nor poorly secured, and although interest payments and principal security appear adequate for the present, certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Similarly, obligations rated BBB by S&P, Fitch or Duff are regarded by S&P, Fitch and Duff as having adequate capacity to pay interest and repay principal, and while such obligations normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for obligations in this category than in higher rated categories.

         It should be noted that ratings are general and not absolute standards of quality or guarantees of the creditworthiness of an issuer. Subsequent to its purchase by the Fund, an issue may cease to be rated or the rating may be reduced. Such an event would not require the Fund to dispose of the issue, but Fund management would consider such an event in determining whether the Fund should continue to hold the issue in its portfolio. (See "Special Considerations-Special Risk Factors Relating to Lower Rated Securities, Zero Coupon Bonds and Pay-in-Kind Bonds" for a discussion on downgraded securities that are retained by the Fund.) The purchase of unrated securities is subject to guidelines that may be set for Fund management from time to time by the Fund's Board of Trustees. A description of the ratings of municipal obligations as determined by Moody's, S&P, Fitch and Duff is included in the Appendix to this Prospectus.

Municipal Obligations

         Municipal obligations include debt obligations of states, territories and possessions of the United States and of any political subdivisions thereof, such as counties, cities, towns, districts and authorities. Municipal obligations are issued to raise funds for a variety of purposes, including construction of a wide range of public facilities, refunding of outstanding obligations, obtaining funds for general operating expenses, and lending to other public institutions and facilities. In addition, certain types of qualified private activity bonds are issued by, or on behalf of, public authorities to obtain funds for privately operated facilities.

         Also included within the definition of municipal obligations are short-term, tax-exempt debt obligations, known as municipal notes, which are generally issued in anticipation of receipt by the issuer of revenues from taxes, the issuance of longer term bonds, or other sources. States, municipalities, and other issuers of tax-exempt securities may also issue short-term debt, often for general purposes, known as "municipal commercial paper". All of these obligations are included within the term "municipal obligations", as used in this Prospectus, if their interest payments are excluded for Federal income tax purposes.

         Yields on municipal obligations depend on a variety of factors, including the general condition of the money and municipal securities markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. Unlike other types of securities, municipal obligations have traditionally not been subject to regulation by, or registration with, the Securities and Exchange Commission.

         The two principal classifications of municipal obligations are general obligation bonds and revenue bonds. General obligation bonds are secured by the issuer's pledge of its full faith and credit and taxing power for the payment of principal and interest. Revenue bonds are payable from only the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. Qualified private activity bonds that are municipal obligations are, in most cases, revenue bonds and do not generally constitute the pledge of the credit of the issuer of such bonds. The credit quality of qualified private activity bonds is usually related to the credit standing of the industrial user involved. The Fund reserves the right to make unlimited investments in qualified private activity bonds, if such bonds meet the Fund's investment criteria. This policy, however, may cause the Fund to be an inappropriate investment for entities that are "substantial users" (or related persons thereof) of facilities financed by such bonds (see "Dividends and Tax Status") herein for more detail.

         Other types of municipal obligations include municipal lease obligations which are issued by a state or local government or authority to acquire land and a wide variety of equipment and facilities. These obligations typically are not fully backed by the municipality's credit, and their interest may become taxable if the lease is assigned. If the funds are not available for the following years' lease payments the lease may terminate, with the possibility of default on the lease obligation and significant loss to the Fund. Certificates of participation in municipal lease obligations or installment sales contracts entitle the holder to a proportionate interest in the lease-purchase payments made. There are also a variety of hybrid and special types of municipal obligations as well as numerous differences in the security of municipal obligations, both within and between the two principal classifications described above.

Portfolio Transactions and Turnover

         The Manager provides the Fund with investment advice and recommendations for the purchase and sale of portfolio securities. All orders for the purchase and sale of portfolio securities are placed by the Manager, subject to the general control of the Fund's trustees.

         In seeking to achieve the Fund's objective, the Manager will adjust the maturity distribution of the Fund's portfolio in anticipation of movements in interest rates. Longer term securities have historically yielded more than shorter term securities, but from time to time, the normal yield relationships between longer and shorter term securities have been reversed. Furthermore, longer term securities have historically been subject to greater and more rapid price fluctuations. In periods of rising interest rates, the market value of municipal obligations generally declines in order to bring the current yield in line with prevailing interest rates. Conversely, in periods of declining interest rates, the market value of municipal obligations generally rises. Although fluctuating interest rates affect the market value of all municipal obligations, short-term obligations are generally less sensitive to such factors than long-term obligations. The Manager will attempt to take advantage of price variability between different sectors of the market, i.e., long, intermediate, or short or general obligation versus revenue bonds, in order to increase the Fund's yield by making appropriate purchases and sales of portfolio securities.

         Securities with the same general quality rating and maturity, but having different purposes for issuance, often tend to trade at different yields. Similarly, securities issued for similar purposes and with the same general maturity characteristics, but which vary according to the creditworthiness of their respective issuers, tend to trade at different yields. These yield differentials tend to fluctuate in response to political and economic developments as well as temporary imbalances in normal supply and demand relationships. The Manager monitors these fluctuations closely and will adjust the Fund's portfolio to take advantage of disparities that may arise. The Manager may also engage in short-term trading when it believes it is consistent with the Fund's investment objective.

         The frequency of portfolio transactions-the Fund's turnover rates-will vary from year to year depending upon market conditions. While it is impossible to predict the number of transactions that will be effected by the Fund, it is anticipated that the Fund's portfolio turnover rate will not exceed 300%. However, when Fund management deems it appropriate due to market or other conditions, the Fund's turnover rate may be greater than anticipated. A high turnover rate increases transaction costs and the possibility of taxable short-term gains (see "Dividends and Tax Matters") which, in turn, will reduce the Fund's return. Therefore, the Manager weighs the added costs of short-term investment against anticipated gains.

                              INVESTMENT STRATEGIES

         In seeking to achieve its investment objective, the Fund utilizes certain investment strategies, such as borrowing to purchase additional securities, investing in participation interests and variable rate instruments and purchasing municipal obligations that are offered on a "when-issued" basis.

When-Issued Purchases

         Municipal securities are frequently offered on a "when-issued" basis. When so offered, the price and coupon rate are fixed at the time the commitment to purchase is made, but delivery and payment for the when-issued securities take place at a later date. Normally, the settlement date occurs between 15-45 days from the date of purchase. During the period between purchase and settlement, no interest accrues to the purchase. The price that the Fund would be required to pay may be in excess of the market value of the security on the settlement date. While securities may be sold prior to the settlement date, the Fund intends to purchase such securities for the purpose of actually acquiring them unless a sale becomes desirable for investment reasons. At the time the Fund makes a commitment to purchase a municipal security on a when-issued basis, it will record the transaction and reflect the value of the security in determining its net asset value. That value may fluctuate from day to day in the same manner as values of other municipal securities held by the Fund. The Fund will establish a segregated account with its custodian bank in which it will maintain cash or liquid debt securities determined daily to be equal in value to its commitments for when-issued securities. Generally, both the when-issued securities and the securities held in the segregated account will tend to experience appreciation when interest rates decline and depreciation when interest rates increase. Accordingly, the purchase of when-issued securities may increase the volatility of the Fund's net asset value. The Fund may invest in when-issued securities without limitation.

         At such time as the Fund is required to pay for when-issued securities, it will meet its obligation from then-available cash flow, sale of the securities held in the separate account, sale of other securities, or (although it would not normally expect to do so) from the sale of the when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). Sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are not excluded from gross income for Federal, state or local income tax purposes.

Participation Interests, Variable and Inverse Floating Rate Instruments

         The  Fund  may  purchase   participation   interests   from   financial
institutions. These participation interests give the purchaser an undivided interest in one or more underlying municipal obligations.

         The Fund may also invest in municipal obligations which have variable interest rates that are readjusted periodically. Such readjustment may be based either upon a predetermined standard, such as a bank prime rate or the U.S. Treasury bill rate, or upon prevailing market conditions. Many variable rate instruments are subject to redemption or repurchase at par on demand by the Fund (usually upon no more than seven days' notice). All variable rate instruments must meet the quality standards of the Fund. The Manager will monitor the pricing, quality and liquidity of the variable rate municipal obligations held by the Fund.

         The Fund may purchase inverse floaters which are instruments whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Changes in the interest rate on the other security or index inversely affect the residual interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixed-rate bond. For example, a municipal issuer may decide to issue two variable rate instruments instead of a single long-term, fixed-rate bond. The interest rate on one instrument reflects short-term interest rates, while the interest rate on the other instrument (the inverse floater) reflects the approximate rate the issuer would have paid on a fixed-rate bond, multiplied by two, minus the interest rate paid on the short-term instrument. Depending on market availability, the two portions may be recombined to form a fixed-rate municipal bond. (See "Special Risk Factors Relating to Inverse Floating Rate Instruments").

         The Fund may invest in municipal securities that pay interest at a coupon rate equal to a base rate, plus additional interest for a certain period of time if short-term interest rates rise above a predetermined level or "cap." The amount of such an additional interest payment typically is calculated under a formula based on a short-term interest rate index multiplied by a designated factor.

Borrowing For Investment

         The Fund may borrow money to purchase additional portfolio securities but only from banks in amounts up to 20% of its total assets. The Fund is also permitted to pledge up to 10% of the value of its total assets to secure such borrowings. Borrowing for investment increases both investment opportunity and investment risk. Such borrowings in no way affect the Federal or California State tax status of the Fund or its dividends. If the investment income on securities purchased with borrowed money exceeds the interest paid on the borrowing, the net asset value of the Fund's shares will rise faster than would otherwise be the case. On the other hand, if the investment income fails to cover the Fund's costs, including the interest on borrowings or if there are losses, the net asset value of the Fund's shares will decrease faster than would otherwise be the case. This is the speculative factor known as leverage.

         The Investment Company Act of 1940 (the "1940 Act") requires the Fund to maintain asset coverage of at least 300% for all such borrowings, and should such asset coverage at any time fall below 300%, the Fund would be required to reduce its borrowings within three days to the extent necessary to meet the requirements of the 1940 Act. To reduce its borrowings, the Fund might be required to sell securities at a time when it would be disadvantageous to do so.

         In addition, because interest on money borrowed is a Fund expense that it would not otherwise incur, the Fund may have less net investment income during periods when its borrowings are substantial. The interest paid by the Fund on borrowings may be more or less than the yield on the securities purchased with borrowed funds, depending on prevailing market conditions.

                                  SPECIAL RISKS

Special Risk Factors Relating to California Issuers

         Because the Fund intends to limit its investments to municipal obligations which generate interest that is excluded for Federal income tax purposes and exempt from California personal income tax, you should carefully consider the special risks inherent in the investment of municipal obligations of California issuers. Between October 1991 and July 1994 the State of California's bond ratings were lowered from AAA to A by S&P, from AAA to A by Fitch and from Aaa to A1 by Moody's. From mid-1990 to late 1993, California experienced its deepest recession since the 1930's. As a consequence of large budget imbalances, the State of California has depleted its available cash resources and has had to use a series of external borrowings to meet its cash needs. Risks also result from certain amendments to the California Constitution and other statutes that limit the taxing and spending authority of California governmental entities, as well as from the general financial condition of the State of California. These circumstances may have the effect of impairing the ability of California issuers to pay interest on, or repay the principal of, their municipal obligations. Recently, Moody's upgraded the debt rating on California general obligation bonds to Aa3. The rating reflects a stable credit outlook based on the State's recovery from the 1990's recession and an improved financial condition. If in the future an adequate supply of municipal obligations of California issuers ceased to be available, the Fund's Board of Trustees would consider recommending alternatives to shareholders, such as changing the Fund's investment objective or liquidating the Fund. The Manager does not believe that the current economic conditions in California will have a significant adverse effect on the Fund's ability to invest in municipal obligations.

Special Risk Factors Relating to Lower Rated Securities, Zero Coupon Bonds and Pay-in-Kind Bonds

         You should carefully consider the relative risks of the Fund's retaining downgraded securities in its investment portfolio. These are bonds such as those rated Ba or lower by Moody's or BB or lower by S&P, Fitch or Duff. They generally are not meant for short-term investing and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Bonds rated Ba by Moody's are judged to have speculative elements; their future cannot be considered as well assured and often the protection of interest and principal payments may be very moderate. Bonds rated BB by S&P, Fitch or Duff are regarded as having predominantly speculative characteristics and, while such obligations have less near-term vulnerability to default than other speculative grade debt, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Bonds rated CC by S&P, Fitch or Duff are regarded as having the highest degree of speculation; while such bonds may have some small degree of quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. Bonds rated as low as Caa by Moody's may be in default or may present elements of danger with respect to principal or interest.

         Retention of downgraded bonds rated Ba or lower by Moody's and BB or lower by S&P, Fitch or Duff, while generally providing greater income and opportunity for gain than investments in higher rated bonds, usually entail greater risk of principal and income (including the possibility of default or bankruptcy of the issuers of such bonds), and may involve greater volatility of price (especially during periods of economic uncertainty or change) than investments in higher rated bonds. However, since yields may vary over time, no specific level of income can ever be assured. These lower rated, high yielding securities generally tend to reflect economic changes and short-term corporate and industry developments to a greater extent than higher rated securities which react primarily to fluctuations in the general level of interest rates. These lower rated securities will also be affected by the market's perception of their credit quality (especially during times of adverse publicity) and the outlook for economic growth. In the past, economic downturns or an increase in interest rates have under certain circumstances caused a higher incidence of default by the issuers of these securities and may do so in the future, especially in the case of highly leveraged issuers. The prices for these securities may be affected by legislative and regulatory developments. For example, new Federal rules require that savings and loan associations gradually reduce their holdings of high-yield securities. An effect of such legislation may be to significantly depress the prices of outstanding lower rated high yielding fixed income securities. Factors adversely affecting the market price and yield of these securities will adversely affect the Fund's net asset value. In addition, the retail secondary market for these securities may be less liquid than that of higher rated bonds; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value. Therefore, judgment may at times play a greater role in valuing these securities than in the case of investment grade fixed income securities, and it also may be more difficult during certain adverse market conditions to sell these lower rated securities at their fair value to meet redemption requests or to respond to changes in the market.

         The Fund may invest in zero coupon securities and pay-in-kind bonds (bonds which pay interest through the issuance of additional bonds), which involve special considerations. These securities may be subject to greater fluctuations in value due to changes in interest rates than interest-bearing securities and thus may be considered more speculative than comparably rated interest-bearing securities. In addition, current Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. Fund management anticipates that investments in zero coupon securities and pay-in-kind bonds will not ordinarily exceed 25% of the value of the Fund's total assets. (See "Additional Information Relating to Lower Rated Securities" in the Statement of Additional Information.)

Special Risk Factors Relating to Inverse Floating Rate Instruments

         Changes in interest rates inversely affect the rate paid on inverse floating rate instruments ("inverse floaters"). The inverse floater's price will be more volatile than that of a fixed rate bond. Additionally, some inverse floater's contain a "leverage factor" whereby the interest rate moves inversely by a "factor" to the benchmark. For example, the rates on the inverse floating rate note may move inversely at three times the benchmark rate. Certain interest rate movements and other market factors can substantially affect the liquidity of inverse floaters. These instruments are designed to be highly sensitive to interest rate changes and may subject the holders thereof to extreme reductions of yield and possibly loss of principal.

Special Risk Factors Relating to Non-Diversification

         The Fund's portfolio is non-diversified and may have greater risk than a diversified portfolio. As a non-diversified investment company, the Fund could conceivably invest all of its assets in one issuer. However, in order to qualify as a "regulated investment company" for Federal income tax purposes, the Fund must comply with the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), which limit the aggregate value of all holdings (except U.S. Government and cash items, as defined in the Code), each of which exceeds 5% of the Fund's total assets, to an aggregate amount of 50% of such assets, and which further limit the holdings of a single issuer (with the same exceptions) to 25% of the Fund's total assets. Therefore, for our purposes, non-diversification means that, with regard to the Fund's total assets, 50% of such assets may be invested in as few as two single issuers. (These limits are measured at the end of each quarter.) In the event of decline of creditworthiness or default on the obligations of one or more such issuers exceeding 5%, an investment in the Fund will involve greater risk than in a fund that has a policy of diversification.

         Many of the Fund's portfolio securities will be obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other portfolio securities (e.g., securities the interest on which is paid from revenues of similar types of projects). As a result, the Fund's portfolio may be subject to greater risk as compared to a portfolio composed of more varied obligations or issuers. Furthermore, the relatively high degree of similarities among the issuers of obligations in the Fund's portfolio may result in a greater degree of fluctuation in the market value of the portfolio.

Other Considerations

         Because the Fund intends to be as fully invested as practicable in municipal obligations of California issuers and will not invest in taxable obligations, there may be occasions when the Fund may hold cash that is not earning income. In addition, there may be occasions when in order to raise cash to meet redemptions, the Fund might be required to sell securities at a loss.

         It is expected that a substantial portion of the assets of the Fund will be derived from professional money managers and investors who intend to invest in the Fund as part of an asset-allocation or market-timing investment strategy. These investors are likely to redeem or exchange their Fund shares frequently to take advantage of anticipated changes in market conditions. The strategies employed by investors in the Fund may result in considerable assets moving in and out of the Fund. Consequently, the Trust expects that the Fund will generally experience significant portfolio turnover, which will likely cause higher expenses and additional costs and affect the Fund's performance.

                                    YEAR 2000

The Fund's securities trades, pricing and accounting services and other operations could be adversely affected if the computer systems of the adviser, distributor, custodian or transfer agent were unable to recognize dates after 1999. The adviser and other service providers have told the Funds that they are taking action to prevent, and do not expect the funds to suffer from, significant year 2000 problems.

                                   MANAGEMENT

The Fund is managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's principal business address is 67 Wall Street, New York, New York 10005. Cornerstone is an investment adviser registered with the Securities and Exchange Commission. Prior to its association with the Fund, Cornerstone managed approximately $20 million of assets for private and institutional accounts. As investment manager, Cornerstone manages and supervises the Fund's investment portfolio and directs the purchase and sales of its investment securities.

Cornerstone's advisory contract with the Fund was approved at a Special Meeting shareholders held on March ___, 1999. At that meeting, shareholders also ratified Cornerstone's advisory fees of $___________, which amounted to ____% of the Fund's average net assets for the period from September 29, 1998 to December 31, 1998. Cornerstone's advisory fee was based on the following table:


                          Average Daily Net Asset Value                                    Annual Fee Payable
                          -----------------------------                                    ------------------
Net asset value to $100,000,000                                                                   .50%
Net asset value of $100,000,000 or more but less than $200,000,000                                .48%
Net asset value of $200,000,000 or more but less than $300,000,000                                .46%
Net asset value of $300,000,000 or more but less than $400,000,000                                .44%
Net asset value of $400,000,000 or more but less than $500,000,000                                .42%
Net asset value of $500,000,000 or more                                                           .40%



The Fund's  portfolio  manager  is Mr.  Stephen C.  Leslie,  Chairman  and Chief
Executive Officer of Cornerstone. Mr. Leslie has been associated with Cornerstone since its inception in 1997. Dating back to 1994, Mr. Leslie has held the following positions: he was a partner of Wall Street Capital Group, a merchant bank; he was a partner of Wall Street Investment Corp., a broker/dealer; he was a partner of Tucker Anthony Securities, a broker/dealer; and he was a senior vice-president of Pryor McClendon Counts & Co., a broker/dealer.


                             PRICING OF FUND SHARES

         The price of Fund shares is based on the Fund's net asset value. The net asset value per share is determined as of the close of trading on the New York Stock Exchange (currently 4:00 P.M., New York time) on each day that both the New York Stock Exchange and the Fund's custodian bank are open for business and on any other day during which there is a sufficient degree of trading in the Fund's portfolio securities that the Fund's net asset value might be materially affected by changes in the value of its portfolio securities, unless there have been no shares tendered for redemption or orders to purchase shares received. The Fund's shares will not be priced on the following days when the New York Stock Exchange is closed: New Year's Day, Dr. Martin Luther King Jr.'s Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The net asset value per share is computed by taking the value of all assets of the Fund, subtracting the liabilities of the Fund, and dividing by the number of outstanding shares. Fur purposes of determining net asset value, expenses of the Fund are accrued daily and taken into account.

         The value used by the Fund in computing the current price per share for the purpose of purchase and redemption of Fund shares (the net asset value per share) means an amount which reflects calculations to the nearest 1/10th of one cent.

         The Fund's portfolio securities are valued on the basis of prices provided by an independent pricing service when, in the opinion of persons designated by the Fund's Board of Trustees, such prices are believed to reflect the fair market value of such securities. Prices of non-exchange traded portfolio securities provided by independent pricing services are generally determined without regard to bid or last sale prices but take into account institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data. Securities traded or dealt ion upon a securities exchange and not subject to restrictions against resale as well as options and futures contracts listed for trading on a securities exchange or board of trade are valued at the last quoted sales price, or, in the absence of a sale, at the mean of the last bid and asked prices. Options not listed for trading on a securities exchange or board of trade for which over-the-counter market quotations are readily available are valued at the mean of the current bid and asked prices. Money market and short-term debt instruments with a remaining maturity of 60 days or less will be valued on an amortized cost basis. Municipal daily or weekly variable rate demand instruments will be priced at par value plus accrued interest. Securities not priced in a manner described above and other assets are valued by persons designated by the Fund's trustees using methods which the trustees believe accurately reflects fair value. The prices realized from the sale of these securities could be less than those originally paid by the Fund or less than what may b considered the fair value of such securities.

         Included in the portfolio of the Fund in determining net asset value is the value of all when-issued securities that the Fund has committed itself to purchase. However, the Fund's ability to purchase such securities remains constant (see "Investment Objective and Policies").

         The Fund's most recent asset value can be obtained by calling 1-800-322-6864 7 days a week, 24 hours a day. To obtain more detailed information on the Fund's net asset value, yield, performance and portfolio composition you can call 1-800-322-6864 weekdays 9:00 AM-8:00 PM Eastern time.

                               PURCHASE OF SHARES

         You may purchase shares directly from the Fund without a sales charge on any day the New York Stock Exchange is open for business. The publicoffering price for shares purchased is the net asset value per share of the Fund next determined after a purchase order becomes effective. Orders for the purchase of Fund shares become effective (i) immediately, if received prior to 4:00 P.M. New York time on any business day. Shares being purchased will begin accruing dividends on the day following the date of purchase and continue to earn dividends until the date of redemption. Information regarding transmittal of funds by bank wire and procurement of a Federal Reserve Draft may be obtained from your bank. All payments (including checks from individual investors) must be in U.S. dollars. If your check does not clear, Firstar Trust Company will cancel your purchase and charge you a $20 fee. Moreover, you could be liable for any losses incurred.

         The minimum initial purchase is $1,000 and the minimum subsequent purchase is $100. Subsequent investments are made in the same manner as an initial purchase is made.

         All shares purchased are confirmed to you and credited to your account at the net asset value determined as described herein under the heading "Pricing of Fund Shares". Share certificates are issued only on written request by you to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. There is no charge for share certificates.

         Certificates are not issued for fractional shares. Certificates will only be issued in amounts of 1,000 or more shares. The issuance of certificates may be discontinued at any time without prior notice. The Fund reserves the right to reject any purchase order. The Fund reserves the right to limit the number of checks processed at any one time and will notify investors prior to exercising this right.

         Although shares of the Fund may be purchased without a sales charge if you purchase them directly from the Fund, you may be charged a fee for effecting transactions in the Fund's shares through securities dealers, banks, or other financial institutions.

         The Fundamental Automatic Investment Program offers a simple way to maintain a regular investment program. The Fund has waived the initial investment minimum for you when you open a new account and invest $100 or more per month through the Fundamental Automatic Investment Program. The Program
permits an existing shareholder to purchase additional shares of any Fund (minimum $50 per transaction) at regular intervals. Under the Automatic Investment Program,shares are purchased by transferring funds from a shareholder's checking or bank money market account in an amount of $50 or more designated by the shareholder. At the shareholder's option, he account designated will be debited and shares will be purchased on the date selected by the shareholder. There must be a minimum of seven days between automatic purchases. If the date selected by the shareholder is not a business day, funds will be transferred the next business day thereafter. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish an Automatic Investment Account, complete and sign Section F of the Purchase Application and send it to the Transfer Agent. Shareholders may cancel this privilege or change the amount of purchase at any time by calling 1-800-322-6864 or by mailing written notification to:
Fundamental Family of Funds, c/o Firstar Trust Company, P.O. Box 701, Milwaukee, WI 53201-0701. The change will be effective five business days following receipt of notification by the Transfer Agent. A Fund may modify or terminate this privilege at any time or charge a service fee, although no such fee currently is contemplated. However, a $20 fee will be imposed by Firstar Trust Company if sufficient funds are not available in the shareholder's account at the time of the automatic transaction.

         While investors may use this option to purchase shares in their IRA or other retirement plan accounts, neither Fundamental Service Corporation nor the Transfer Agent will monitor the amount of contributions to ensure that they do not exceed the amount allowable for Federal tax purposes. Firstar Mutual Fund Services, LLC will assume that all retirement plan contributions are being made for the tax year in which they are received.

Methods of Payment

         Payment by Wire: An expeditious method of investing in the Fund is through the transmittal of Federal funds by bank wire to Firstar Bank Milwaukee, N.A. (the "Bank"). Federal funds transmitted by bank wire to the Bank and received by it prior to 4:00 P.M. New York time are priced at the net asset value determined on such day. Federal funds received after 4:00 P.M. New York time will be available on the next business day. Funds other than Federal funds transmitted by bank wire may or may not be converted into Federal funds on the day received by the Bank depending upon the time the funds are received and the bank wiring the funds. We encourage you to make payment by wire in Federal funds. The Fund will not be responsible for delays in the wiring system.

         To purchase shares by wiring funds, instruct a commercial bank to wire your money to:

              Firstar Bank Milwaukee, N.A.
              777 East Wisconsin Avenue
              Milwaukee, Wisconsin 53202
              ABA # 075000022
              Credit: Firstar Bank Milwaukee, N.A.
              Account # 112952137
              Further credit: The Fundamental Family of Funds
              Name of shareholder and account number (if known)

         (Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing.)

         The establishment of a new account or any additional purchases for an existing account by wire transfer should be preceded by a phone call to Firstar Mutual Fund Services, LLC, 1-800-322-6864 to provide information for the account. A properly signed share purchase application marked "Follow Up" must be sent for all new accounts opened by wire transfer. Applications are subject to acceptance by the Fund, and are not binding until so accepted.

         Instructions for new accounts should specify the name, address, and social security number of each person in whose name the shares are to be registered and the name of the Fund. If you are an existing shareholder, you need only furnish your account number and the name of the Fund. Failure to submit required information may delay investment.

         Payment by Mail: Purchase orders for which remittance is to be made by check may be submitted directly by mail or otherwise to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. Checks should be made payable to Fundamental Family of Funds.

          When opening a new account, you must enclose a completed purchase application. If you are an existing shareholder, you should enclose the detachable stub from an account statement you have received or otherwise indicate your account number and the name of the Fund.

         Personal Delivery: For personal delivery instructions, please call the Fund at (800) 322-6864.

         Exchange for Municipal Securities: If you own municipal obligations meeting the criteria for investment by the Fund, you may exchange such securities for shares of the Fund. All such exchanges are discretionary with the Fund. If you desire to make such an exchange, you should contact the Fund prior to delivering any securities in order to establish that the securities are acceptable for exchange, to determine what transaction charges, if any, may be imposed and to obtain delivery instructions for such securities. The value of the securities being exchanged will be determined in the same manner as the value of the Fund's portfolio securities is determined (see "Determination of Net Asset Value"); the specific method of determining the value will be provided to you on request. The Fund reserves the right to refuse any such exchange, even if the securities offered by an investor meet the general investment criteria of the Fund. An investor may recognize capital gain or loss for Federal income tax purposes upon such exchange. Maturing bonds or detached coupons submitted within five (5) business days of the payment date are credited on the payment date.

         Exchange Privilege. For your convenience, the Exchange Privilege permits you to purchase shares in any of the other funds for which Fundamental Portfolio Advisors, Inc. acts as the investment manager in exchange for shares of the Fund at respective net asset values per share. Exchange instructions may be given in writing to Firstar Mutual Fund Services, LLC, Agent, P.O. Box 701, Milwaukee, WI 53201-0701, the Fund's transfer agent, and must specify the number of shares of the Fund to be exchanged and the fund into which the exchange is being made. The telephone exchange privilege will be made available to shareholders automatically. You may telephone exchange instructions by calling Firstar Trust Company at (800) 322-6864. Before any exchange, you must obtain, and should review, a copy of the current prospectus of the fund into which your exchange is being made. Prospectuses may be obtained by calling or writing the Fund. See also "Telephone Redemption Privilege" for a discussion of the Fund's policy with respect to losses resulting from unauthorized telephone transactions.

         The Exchange Privilege is only available in those states where such exchanges can legally be made and exchanges may only be made between accounts with identical account registration and account numbers. Prior to effecting an exchange, you should consider the investment policies of the fund in which you are seeking to invest. Any exchange of shares is, in effect, a redemption of shares in one fund and a purchase of the other fund. You may recognize a capital gain or loss for Federal income tax purposes in connection with an exchange. The Exchange Privilege may be modified or terminated by the Fund after giving 60 days prior notice. The Fund reserves the right to reject any specific order, including purchases by exchange.

         A Completed Purchase Application must be received by the Transfer Agent before the Exchange, Check Redemption, Telephone Redemption or Expedited Redemption Privileges may be used.

                              REDEMPTION OF SHARES

         Shares of the Fund are redeemable at your option without charge at the next determined net asset value following receipt by Firstar Trust Company of a redemption request in proper order. To effect a redemption, you may utilize the Check Redemption Privilege, the Telephone Redemption Privilege, the Expedited Redemption Privilege, or the regular redemption procedure. Due to the cost of maintaining an account, the Fund reserves the right to redeem an account involuntarily, on not less than 60 days' written notice, at any time an investor has reduced his or her account to less than $100. During the

60-day period, a shareholder may increase his or her holdings to $100 or more, and thereby avoid an involuntary redemption.

         When redemption requests are received by Firstar Mutual Fund Services, LLC by 4:00 P.M. New York time on any day during which the net asset value is determined (see "Pricing of Fund Shares"), the redemption will be effective on such day, and payment will be made on the next business day based on the net asset value next determined after receipt of the redemption instruction. If a redemption notice is received after 4:00 P.M. New York time, the redemption will be effective on the next business day, and payment will be made thereafter on the second business day. In the event you wish to liquidate your holdings, you will be entitled to all dividends declared through the date of redemption. At times, the Fund may be requested to redeem shares for which it has not yet received good payment. The Fund may delay, or cause to be delayed, the mailing of a redemption check until such time as it has assured itself that good payment has been received from the purchase of such shares, which may take up to 15 days. In the case of payment by check, the determination of whether the check has been paid by the paying institution generally takes up to seven days, but may take longer. You may avoid this delay by purchasing shares by wire or by using a certified or official bank check drawn on a U.S. bank. In the event of delays in payment of redemption proceeds, the Fund will take all available steps to expedite collection of the investment check. If shares were purchased by check, you may write checks against such shares only after 15 days from the date the purchase was executed. Shareholders who draw against shares purchased fewer than 15 days from the date of original purchase, will be charged usual and customary bank fees. The Fund reserves the right to suspend the right of redemption or postpone the day of payment (1) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) when the trading markets normally used by the Fund are restricted or an emergency exists as determined by the Securities and Exchange Commission (the "Commission") as to make the disposal of the Fund's investments or determination of its net asset value unreasonably impracticable, or (3) for such other periods as the Commission by order may permit to protect the Fund's shareholders.

         You may realize a taxable capital gain or loss when shares are redeemed, depending on their net asset value. On all redemption requests (including redemption checks) for joint accounts, the signatures of all joint owners are required unless shareholders have designated otherwise.

Check Redemption Privilege

         You may request that the Fund provide you with redemption checks ("Checks") drawn on the Fund's account by either (i) completing the appropriate section of the application order form or (ii) subsequent written request to the Fund. These Checks will be sent only to the individuals in whose name the account is registered and only to the address of record with the Fund. You may use the Checks in any lawful manner and make them payable to the order of any person or company in an amount of $100 or more. Dividends continue to be earned until the Check clears the Fund account and is paid by Firstar Mutual Fund Services, LLC. The Fund may delay, or cause to be delayed, payment of redemption proceeds until such time as it or Firstar Trust Company has assured itself that good payment has been collected for the purchase of such shares. In addition, the Fund reserves the right not to honor Check redemption requests if the shares to be redeemed have been purchased by check within seven days prior to the date the redemption request is received by Firstar Trust Company unless the check used for investment has been cleared for payment by your bank. You will be subject to the same rules and regulations that the Bank applies to checking accounts in general. There is currently no charge to you for the use of Checks, except that Firstar Mutual Fund Services, LLC imposes a $20 charge if an investor requests that it stop payment of a Check or if it cannot honor a Check due to insufficient funds or other valid reasons.

         When a Check is presented to Firstar Trust Company for payment, Firstar Mutual Fund Services, LLC, as your agent, will cause the Fund to redeem a sufficient number of shares in your account to cover the amount of the Check. Shares for which certificates have been issued may not be redeemed by Check. Since the net asset value of the Fund's shares changes daily, you should make certain that the total value of your account is sufficient to cover the amount of your Check. Otherwise, the Check will be returned marked insufficient funds. Checks may not be used to close an account. The Check Redemption Privilege may be modified or terminated at any time by either the Fund or Firstar Mutual Fund Services, LLC.

Telephone Redemption Privilege

         You may direct redemptions of up to $150,000 worth of shares per day by telephone by either (i) completing the appropriate section of the application form or (ii) subsequent signature guaranteed* written request. (Available only if established on the account application and if there has been no change of address by telephone within the preceding 30 days.) Telephone calls will be recorded. Firstar Trust Company will act on instructions that it reasonably believes to be genuine. The proceeds of the redemption will only be mailed to the address of record with the Fund, provided that your account registration has not changed within the last 30 days. The Fund reserves the right to refuse a telephone redemption and may limit the amount and frequency. The Telephone Redemption Privilege may be modified or terminated at any time by either the Fund or Firstar Mutual Fund Services, LLC.

         Neither the Fund nor its transfer agent will be liable for following instructions that they reasonably believe to be genuine. It is the Fund's policy to provide that a written confirmation statement of all telephone call transactions be mailed to shareholders at their address of record within three business days after the telephone call transaction. You should verify the accuracy of telephone call transactions immediately upon receipt of your confirmation statement. As a result of this policy, you will bear the risk of loss in the event of a fraudulent telephone exchange or redemption transaction.

--------------
*A signature guarantee must be from an eligible guarantor institution approved by Firstar Mutual Fund Services, LLC. Signature guarantees in proper form generally will be accepted from domestic banks, a member of a national securities exchange, credit unions and savings associations, as well as from participants in the Securities Transfer Agents Municipal Program ("STAMP"). If you have any questions with respect to signature guarantees, please call the transfer agent at (800) 322-6864.

Expedited Redemption Privilege

         Requests for expedited redemption may be made by wire, letter or telephone if you have previously filed with Firstar Trust Company a signed telephone authorization form available from the Fund. If the request is for more than $5,000, proceeds of the expedited redemption will be transferred by Federal Reserve wire to the bank specified in the authorization form or to a correspondent bank if your bank is not a member of the Federal Reserve System. Firstar Trust Company charges a $12 service fee for each payment of redemption proceeds made by Federal wire. This fee will be deducted from your account. If the correspondent bank fails to notify your bank immediately, there could be a delay in crediting the funds to your bank account. Proceeds of less than $5,000 will be mailed to your address. The Fund reserves the right to refuse an expedited redemption and may limit the amount and frequency. This procedure may be modified or terminated at any time without prior notice by either the Fund or Firstar Trust Company. Any time funds are wired by the Bank, the proceeds of redemption may be subject to the deduction of the Bank's usual and customary charges for wiring funds.

         In order to qualify to use the Expedited Redemption Privilege, you must complete the appropriate portion of the new account application and your initial payment for purchase of the Fund's shares must be drawn on, and redemption proceeds paid to, the same bank and account as designated on the application.

         In order to change the commercial bank or account designated to receive the redemption proceeds, you must send a written request to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. Such request must be signed by each shareholder with each signature guaranteed by an eligible guarantor (see above).

Regular Redemption Procedure

         You may redeem your shares by sending a written request, together with duly endorsed share certificates, if any, to Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701. All certificates and all written requests for redemption must be endorsed by you. For redemptions exceeding $50,000 (and for all written redemption requests, regardless of amount, made within 30 days following any change in account registration), your endorsement must be signature guaranteed, as described above. Firstar Mutual Fund Services, LLC may, at its option, request further documentation from corporations, executors, administrators, trustees or guardians. If requested, redemption proceeds of more than $5,000 will be wired into any member bank of the Federal Reserve System. However, such transaction may be subject to a deduction of the Bank's usual and customary charges for wiring funds. The Fund will accept other suitable verification arrangements for foreign investors. The U.S. Postal Service and other independent delivery services are not agents of the Fund. Therefore, deposit of purchase requests in the mail or with such services does not constitute receipt by Firstar Trust Company or the Fund. Please do not mail letters by overnight courier to the post office box address. Purchase requests sent by overnight or express mail should be directed to: Fundamental Family of Funds, c/o Firstar Mutual Fund Services, LLC, Mutual Fund Services, Third Floor, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Redemptions by mail will not become effective until all documents in the form required have been received by Firstar Mutual Fund Services, LLC.

How to Transfer Shares

         Shares may be transferred from one person to another by sending to Firstar Trust Company a written request for such transfer, signed by the registered owner(s) exactly as the account is registered with each signature guaranteed as described above, with (i) the name(s) of the new registered owner(s), (ii) the social security number or taxpayer identification number for the new registration, and (iii) the redemption option elected. If the shares being transferred are represented by certificates in the possession of the investor, such certificates, properly signed with signature guarantees, must also be forwarded to Firstar Mutual Fund Services, LLC. In addition, Firstar Mutual Fund Services, LLC reserves the right to request any additional documents that may be required for transfer by corporations, executors, administrators, trustees, and guardians.

Reopening an Account

         You may reopen an account with a minimum investment of $100 or more without filing a new application form during the year in which your account was closed or during the following calendar year, provided that the information on your original form is still applicable. The Fund may require you to file a statement that all information on the original account application form remains applicable.

                              DISTRIBUTION EXPENSES

         The Board of Directors and shareholders of the Fund have approved a plan of distribution under Rule 12b-1 of the 1940 Act (the "Plan"). Pursuant to the Plan, the Fund may pay certain promotional and advertising expenses and may compensate certain registered securities dealers and financial institutions for services provided in connection with processing orders for the purchase or redemption of Fund shares, and for furnishing other shareholder services.

         Payments by the Fund shall not, in the aggregate, in any fiscal year of the Fund, exceed one-half of 1% of daily net assets of the Fund for expenses incurred in distributing and promoting the Fund's shares. The Plan will make payments only for expenses actually incurred by such dealers and financial institutions. If the Plan is terminated in accordance with its terms, the obligation of the Fund to make payments pursuant to the Plan, including any prior expenses carried forward, will cease and the Fund will not be required to make any payments for expenses incurred after the date the Plan terminates. Because these payments are paid out of the Fund's assets on a continual basis over time, these fees will increase the cost of your investment and may cost you more than other types of sales charges.


                            DIVIDENDS AND TAX MATTERS

Dividends and Distributions

         All of the Fund's net investment income, consisting of interest income accrued less all expenses, is calculated daily and declared as a dividend to shareholders of record of the Fund at the close of business on the previous day. Dividends are distributed monthly. Net capital gains, if any, will normally be distributed annually, before the close of the Fund's tax year and prior to filing the Fund's tax return.

         Dividends and capital gains distributions are normally paid in additional shares of the Fund. If you wish to receive dividends or distributions in cash, you must file an election with Firstar Mutual Fund Services, LLC, which election will remain in effect until Firstar Trust Company is notified by you in writing to change the election, at least ten (10) days prior to payment date.

Tax Matters

         The Fund intends to qualify as a regulated investment company, which means that it pays no federal income tax on the earnings or capital gains it distributes to its shareholders.

     o Exempt-interest dividends from the Fund will be exempt from federal regular income tax and California income tax.

     o Ordinary dividends from the Fund are taxable as ordinary income and dividends from the Fund's long-term capital gains are taxable as capital gain.

     o Dividends are treated in the same manner for federal income tax purposes whether you receive them in the form of cash or additional shares. They may also be subject to state and local taxes.

     o Certain dividends paid to you in January will be taxable as if they had been paid the previous December.

     o We will mail you tax statements annually showing the amounts and tax status of the distributions you received.

     o When you sell (redeem) or exchange shares of the Fund, you must recognize any gain or loss.

     o Because your tax treatment depends on your purchase price and tax position, you should keep your regular account statements for use in determining your tax.

     o You should review the more detailed discussion of federal income tax considerations in the Statement of Additional Information.

***We provide this tax information for your general information. You should consult your own tax adviser about the tax consequences of investing in the Fund.***

                              FOR MORE INFORMATION

FOR INVESTORS WHO WANT MORE INFORMATION ON THE FUND, THE FOLLOWING DOCUMENTS ARE AVAILABLE FREE UPON REQUEST:

Annual/Semi-Annual Reports: contain performance data and information on portfolio holdings for the Fund's most recently completed fiscal year or half year and, on an annual basis, a statement from portfolio management and the auditor's report.

Statement of Additional  Information (SAI):  contains more detailed  information
about  the  Fund's  policies,   investment  restrictions,   risks  and  business
structure. This prospectus incorporates the SAI by reference.

Copies of these documents and answers to questions about the Fund may be obtained without charge by contacting:

                           THE CALIFORNIA MUNI FUND(R)
                                 67 Wall Street
                                New York NY 10005
                                 1-800-___-____

 Information about the Fund (including the SAI) can be viewed and copied at the Public Reference Room of the Securities and Exchange Commission (the "SEC") in Washington, D.C. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Room of the SEC, Washington, D.C. 20549-6009. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC- 0330. Reports and other information about the Fund may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

================================================================================
              FOR MORE INFORMATION ON OPENING A NEW ACCOUNT, MAKING
             CHANGES TO EXISTING ACCOUNTS, PURCHASING, EXCHANGING OR
           REDEEMING SHARES, OR OTHER INVESTOR SERVICES, PLEASE CALL:

                                1-800-(___-____)
                              Monday through Friday
                          8:30 a.m. to 5:00 p.m. (EST)
================================================================================





           The Fund's Investment Company Act File number is _________.

                       STATEMENT OF ADDITIONAL INFORMATION


                            THE CALIFORNIA MUNI FUND




         This Statement of Additional Information provides certain detailed information concerning the Fund. It is not a Prospectus and should be read in conjunction with the Fund's current Prospectus, a copy of which may be obtained by writing to The Fund at (________________), or by calling (800) (_________).
Shareholder inquiries may also be placed through this number.


                     THIS STATEMENT IS DATED APRIL 30, 1999 AND
               SUPPLEMENTS THE FUND'S PROSPECTUS OF THE SAME DATE.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----


FUND HISTORY.................................................................

INVESTMENT OBJECTIVE AND POLICIES............................................

INVESTMENT LIMITATIONS.......................................................

MANAGEMENT OF THE FUND.......................................................

OWNERSHIP OF SECURITIES......................................................

INVESTMENT MANAGEMENT AND OTHER SERVICES ....................................

DISTRIBUTION PLAN............................................................

PORTFOLIO TRANSACTIONS.......................................................

TAXES........................................................................

DESCRIPTION OF SHARES........................................................

CERTAIN LIABILITIES..........................................................

PURCHASE OF SHARES...........................................................

PRICING OF SHARES............................................................

CALCULATION OF YIELD.........................................................

FINANCIAL STATEMENTS.........................................................

APPENDIX.....................................................................A-1

     Special Factors Affecting California Issuers
     Information on Securities Ratings

                                  FUND HISTORY

         The California Muni Fund (the "Company") is a Massachusetts business trust that was organized on January 26, 1983. The Company is a non-diversified management investment company and has one series bearing the same name The California Muni Fund (the "Fund").


                        INVESTMENT OBJECTIVE AND POLICIES


         The objective of the Fund is to provide investors with as high a level of income that is excluded from gross income for federal income tax purposes and exempt from California personal income tax as is consistent with the preservation of capital. There can be no assurance that the Fund will achieve this objective. In attempting to achieve this objective, the Fund will, as a fundamental policy, invest only in (1) municipal bonds that are rated within the four highest quality grades (as determined by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps, Inc. ("Duff"), the nationally recognized statistical rating organizations currently rating instruments of the type the Fund may purchase), or, if unrated, are judged by Fund management to be of comparable quality, and (2) municipal notes and municipal commercial paper that are rated within the three highest quality grades as determined by Moody's for municipal notes, or within the three highest quality grades as determined by Moody's or S&P for municipal commercial paper or, if unrated, are (i) obligations of issuers having an issue of bonds rated within the four highest quality grades as determined by Moody's, S&P, Fitch or Duff or (ii) guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. Fundamental policies of the Fund can be changed only by a majority vote of the shareholders of the Fund (as defined in the Prospectus). (A "majority shareholder vote" means, in the Prospectus, the affirmative vote of the holders of the lesser of (1) more than 50% of the outstanding shares of the Fund or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.) See "Additional Information Relating to Municipal Obligations" contained herein for more detailed descriptions of the various types of municipal obligations.

         The Fund may invest up to 100% of its assets in qualified private activity bonds, and accordingly, the Fund's shares may not be an appropriate investment for "substantial users" of facilities financed by industrial development bonds or for investors who are "related persons" with respect to such users. Generally, an individual will not be a "related person" under the Internal Revenue Code of 1986, as amended (the "Code") unless he or his immediate family (spouse, brothers, sisters, ancestors and lineal descendants) own directly or indirectly in the aggregate more than (i) 50% in value of the outstanding stock of a corporation or (ii) 50% of the capital or profits interest in a partnership which is a "substantial user" of a facility financed from the proceeds of industrial development bonds. A "Substantial user" of such facilities is defined generally in Section 1.103-11(b) of the Treasury Regulations as a "nonexempt person who regularly uses a part of [a] facility" financed from the proceeds of a qualified private activity bond in his trade or business.

         For more detailed information concerning the Investment Objective and Investment Policies of the Fund, see the Fund's Prospectus at "Investment Objective and Policies".

                             INVESTMENT RESTRICTIONS

         The following investment restrictions have been adopted by the Fund as fundamental policies, which means they can be changed for the Fund only by a majority shareholder vote. The Fund may not:

         (1) Invest in securities other than the municipal obligations described in the Fund's Prospectus under "Investment Objective and Policies".

         (2) Make short sales of securities or purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of purchases and sales of portfolio securities.

         (3) Borrow money, except from banks, and only in an amount not to exceed 20% of the Fund's total assets, with such value determined at the time of borrowing, excluding the amount borrowed.

         (4) Pledge, assign or otherwise encumber its assets, except that the Fund may pledge securities having a market value determined at the time of pledge of up to 10% of the value of its total assets for the purpose of securing the borrowings referred to in restriction (3) above.

         (5) Underwrite securities, except to the extent that the purchase of municipal obligations directly from an issuer may be deemed to be an underwriting, or purchase any securities as to which registration under the Securities Act of 1933 would be required for resale to the public.

         (6) Make loans of money or securities, except that the purchase of a portion of an issue of publicly-distributed debt securities is not considered the making of a loan.

         (7) Invest for the purpose of exercising control or management of another company.

         (8) Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets.

         (9) Write puts, calls or combinations thereof, or purchase or sell commodities or commodity futures contracts.

         (10) Purchase or sell real estate, although the Fund may purchase municipal obligations secured by interest in real estate.

         (11) Purchase industrial revenue bonds if, as a result, more than 5% of the Fund's total assets would be invested in industrial revenue bonds where payment of principal and interest would be the responsibility of companies with less than three years of operating history.

         (12) Purchase or retain the securities of any one issuer if officers or Trustees of the Fund or the Fund's investment adviser beneficially owning more than 1/2 of the 1% of the securities of the issuer together beneficially own more than 5% of the securities of the issuer.

         (13) Issue senior securities, as defined in the Investment Company Act of 1940, except to the extent the Fund may be deemed to have issued securities by reason of any borrowings permitted by restriction (3) or by purchasing securities on a when-issued or delayed delivery basis.

         (14) Invest 25% or more of the value of its respective total assets in securities of nongovernmental issuers in the same industry. The identification of the issuer of the municipal obligations depends on the terms and conditions of the obligation. If the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the obligation is backed only by the assets and revenues of the subdivision, such subdivision is regarded as the sole issuer. Similarly, in the case of an industrial development revenue bond or pollution control bond, if the bond is backed only by the assets and revenues of the nongovernmental user, the nongovernmental user is regarded as the sole issuer. If in either case the creating government or another entity guarantees an obligation, the guaranty is regarded as a separate security and treated as an issue of such guarantor.

         Although it is not a fundamental policy, the Fund may not invest more than 10% of its total assets in municipal obligations of California issuers which are illiquid or which have limited marketability.

            ADDITIONAL INFORMATION RELATING TO MUNICIPAL OBLIGATIONS


Municipal Bonds

         Municipal bonds are long-term debt obligations, generally with a maturity at the time of issuance of greater than three years, of states and their political subdivisions issued to obtain funds for various public purposes, including construction of a wide range of public facilities, such as airports, bridges, highways, housing, hospital, mass transportation, schools, streets and water and sewer works. Other purposes for which municipal bonds may be issued include refunding outstanding obligations; obtaining funds for general operating expenses; or obtaining funds to lend to public or private institutions for construction of such facilities as educational, hospital and housing facilities. In addition, certain types of bonds may be issued by public authorities to finance privately operated housing facilities, sports facilities, convention or trade show facilities and certain local facilities for water supply, gas, electricity, or sewage or solid waste disposal. Other types of qualified private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal bonds, although current Federal tax laws place substantial limitations on the size of such issues.

         The two principal classifications of municipal bonds are general obligation and revenue bonds. General obligation bonds are secured by the issuer's pledge of faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from only revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue sources such as from the user of the facility being financed. Qualified private activity bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. The payment of the principal and interest on such bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment.

Municipal Notes

         Municipal notes are short-term obligations, generally with a maturity at the time of issuance of from six months to three years. The principal types of municipal notes include tax anticipation notes, bond anticipation notes, revenue anticipation notes, and project notes. Tax anticipation notes are sold to provide working capital to states and municipalities in anticipation of collection of taxes. Bond anticipation notes are issued to provide funds temporarily in anticipation of a bond sale. Revenue anticipation notes are sold in expectation of receipt of other revenues, such as funds under the Federal Revenue Sharing Program. Project notes are issued by local agencies in connection with such programs as construction of low-income housing in order to provide construction financing prior to permanent financing. Project notes are guaranteed by the U.S. Department of Housing and Urban Development and consequently are secured by the full faith and credit of the United States. Municipal notes also include obligations issued at a discount, frequently referred to as municipal commercial paper, which are likely to be issued to meet seasonal working capital needs of a municipality or to provide interim construction financing and are to be paid from general revenues of the municipality or refinanced with long-term debt. In most cases, municipal commercial paper is backed by letters of credit, lending agreements, note repurchase agreements, or other credit facility agreements offered by banks or other institutions. The Fund would be able to draw on these agreements on a default under the terms of the documents of the security.

Variable Rate Instruments

         Municipal bonds and notes are sometimes issued with a variable interest rate ("variable rate instruments"). The interest rate on variable rate instruments is usually tied to an objective standard, such as the 90-day Treasury Bill rate or the prime rate of a bank involved in the financing. Prime rates can change daily; the auction for 90-day Treasury Bill rates is held weekly. In addition to having a variable interest rate, any such instruments are subject to repayment of principal on demand by the Fund, usually in not more than five business days. Both the variable rate feature and the principal repayment on demand feature tend to reduce fluctuations in the price of variable rate instruments; these instruments are generally of interest and sold to institutional investors. Also available are participation interests in loans to municipal issuers, which are similar except that these loan participations are made available through a commercial bank that arranges the tax-exempt loan. Participation interests are frequently backed by an irrevocable bank letter of credit or a guarantee by a financial institution and give the Fund the right to demand, on short notice (usually not more than seven days), payment of all or any part of the principal amount and accrued interest. The Board of Trustees will determine that the participation interest in the municipal securities meets the Fund's prescribed quality standards. The Fund's management has been instructed by the Board of Trustees to monitor the pricing, quality and liquidity of any variable rate demand instruments held, including participation interests supported by letters of credit or guarantee, on the basis of published financial information and reports of the rating agencies and other analytical sources. The Fund's management will also monitor the creditworthiness of the guarantor. Banks retain fees for their role in an amount equal to the excess of the interest paid on the municipal securities over the negotiated yield at which the participation interests were purchased. In the event that the participation interest that the Fund acquires includes the right to demand payment of principal and accrued interest from the issuer of the participation interest pursuant to a letter of credit or other commitment, the maturity will be deemed to be equal to the time remaining until the principal amount can be recovered from the issuer through demand, although the stated maturity may be in excess of one year. To the extent that variable rate instruments and loan participations may lack liquidity (unless payable on demand or within seven days), they are subject to the restriction on illiquid securities, described herein under the caption "Investment Restrictions".

                       ADDITIONAL INFORMATION RELATING TO
                             LOWER RATED SECURITIES

         Downgraded securities (i.e., those rated lower than Baa by Moody's or BBB by S&P, Fitch or Duff or determined by Fund management to be a comparable quality if unrated) that are retained in the Fund's investment portfolio generally produce a higher current yield than do securities of higher ratings. However, these obligations are considered speculative because they involve greater price volatility and risk than do higher rated securities and the yields on these securities will tend to fluctuate over time. Although the market value of all fixed-income securities varies as a result of changes in prevailing interest rates (e.g., when interest rates rise, the market value of fixed-income securities can be expected to decline), values of lower rated securities tend to react differently than the values of higher rated securities. The prices of lower rated securities are less sensitive to changes in interest rates than higher rated securities. Conversely, lower rated securities also involve a greater risk of default by the issuer in the payment of principal and income and are more sensitive to economic downturns and recessions than higher rated securities. The financial stress resulting from an economic downturn could have a greater negative effect on the ability of issuers of lower rated securities to service their principal and interest payments, to meet projected business goals and to obtain additional financing than on more creditworthy issuers. In the event of an issuer's default in payment of principal or interest on such securities, or any other securities in the Fund's portfolio, the net asset value of the Fund will be negatively affected. Moreover, as the market for lower rated securities is a relatively new one which has not yet been tested through a recession, a severe economic downturn might increase the number of defaults, thereby adversely affecting the value of all outstanding lower rated municipal bonds and disrupting the market for such securities. Securities purchased by the Fund as part of an initial underwriting present an additional risk due to their lack of market history. These risks are exacerbated with respect to securities rated CCC or lower by S&P, Fitch or Duff Caa or lower by Moody's. Unrated securities generally carry the same risks as do lower rated securities.

         The Fund may continue to hold lower rated securities that are structured as zero coupon or pay-in-kind bonds. Such securities may be more speculative and subject to greater fluctuation in value due to changes in interest rates than lower rated, income-bearing securities. In addition, zero coupon and pay-in-kind securities are also subject to the risk that in the event of a default, a fund may realize no return on its investment, because these securities do not pay cash interest. Zero coupon, or deferred interest, securities are debt obligations that do not entitle the holder to any periodic payment of interest prior to maturity or a specified date when the securities begin paying current interest (the "cash payment date") and therefore are issued and traded at a discount from their face amounts or par value. Pay-in-kind securities are securities that pay interest through the issuance of additional securities. Holders of zero coupon securities are considered to receive each year the portion of the original issue discount on such securities that accrues that year and must include such amount in gross income, even though the holders receive no cash payments during the year. Consequently, as a fund is accruing original issue discount on these securities prior to the receipt of cash payment, it is still subject to the requirement that it distribute substantially all of its income to its shareholders in order to qualify as a "regulated investment company" under applicable tax law. Therefore, such fund may have to dispose of its portfolio securities under disadvantageous circumstances or leverage itself by borrowing to generate the cash necessary to satisfy its distribution requirements.

         Lower rated securities are typically traded among a smaller number of broker-dealers rather than in a broad secondary market. Purchasers of lower rated securities tend to be institutions, rather than individuals, a factor that further limits the secondary market. To the extent that no established retail secondary market exists, many lower rated securities may not be as liquid as Treasury and investment grade securities. The ability of the Fund to sell lower rated securities will be adversely affected to the extent that such securities are thinly traded or illiquid. Moreover, the ability of the Fund to value lower rated securities becomes more difficult, and judgment plays a greater role in valuation, as there is less reliable, objective data available with respect to such securities that are thinly traded or illiquid.

         Because investors may perceive that there are greater risks associated with the medium to lower rated securities, the yields and prices of such securities may tend to fluctuate more than those for securities with a higher rating. Changes in perception of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner in the lower quality segments of the fixed-income securities market than do changes in higher quality segments of such market, resulting in greater yield and price volatility.

         The general legislative environment has included discussions and legislative proposals relating to the tax treatment of high-yield securities. Any or a combination of such proposals, if enacted into law, could negatively affect the value of any high-yield securities in the Fund's portfolio. The likelihood of any such legislation being enacted is uncertain.

Temporary Defensive Investments

         The Fund may invest in the following temporary defensive investments:

U.S. Government Obligations. U.S. Government Obligations are obligations issued or guaranteed by the U.S. Government, its agencies, and instrumentalities. Obligations of certain agencies and instrumentalities of the U.S. Government are supported by the full faith and credit of the U.S. Treasury; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others are supported only by the credit of the agency or instrumentality. No assurance can be given that the U.S. Government will provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not obligated to do so by law.

Short-Term Obligations. These include high quality, short-term obligations such as domestic and foreign commercial paper (including variable-amountmasterdemand notes), bankers' acceptances, certificates of deposit and demand and time deposits of domestic and foreignbranches of U.S. banks and foreign banks, and repurchase agreements.

[PORTFOLIO TURNOVER]


                             MANAGEMENT OF THE FUND

Trustees and Officers

         The business of the Company is managed under the direction of the Board of Trustees. Specifically, the Board of Trustees is responsible for oversight of the Fund by reviewing and approving necessary agreements with the Fund's service providers, and mandating policies for the Fund's operations.

         Trustees and officers of the Fund, together with information as to their principal business occupations during the last five years, are shown below. Each director who is considered to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by as asterisk (*). The Board Members listed below were elected by the Fund's shareholders at a Special Meeting held on March __, 1999.

=================================================================================================
                                      Position(s) Held        Principal Occupation(s) During
Name, Address, and Age                with Fund               Past Five Years
-------------------------------------------------------------------------------------------------

William J. Armstrong                  Director                Vice President and Treasurer,
[Address]                                                     Ingersoll-Rand Company (5/86 -
                                                              Present); Trustee, Chase  Vista
Age:  56                                                      Funds.
-------------------------------------------------------------------------------------------------
L. Greg Ferrone                       Director                Senior Manager, ARC Partners
83 Ronald Court                                               (10/97 - Present); Consultant,
Ramsey, New Jersey 07446                                      IntraNet, Inc. (4/90 - 10/97);
Age:  47                                                      Sales & Marketing Director, RAV
                                                              Communications (4/85 - 4/90);
                                                              Vice President/Regional Manager,
                                                              National Westminster Bank USA
                                                              (3/78 - 4/85).
-------------------------------------------------------------------------------------------------
Stephen C. Leslie*                    President               Chairman and CEO,
67 Wall Street                                                Cornerstone Equity Advisors,
New York, New York 10005                                      Inc. (6/97 - Present); Partner,
Age:  45                                                      Wall Street Capital Group (3/97
                                                              - 6/97); Partner, Wall Street
                                                              Investment Corp. (11/95 -
                                                              3/97); Partner, Tucker Anthony
                                                              Securities (8/95 - 10/95); Senior
                                                              Vice President, Pryor
                                                              McClendon Counts & Co. (5/94
                                                              - 8/95); Senior Vice President,
                                                              Siebert Capital Markets (6/93 -
                                                              5/94).
-------------------------------------------------------------------------------------------------
G. John Fulvio*                       Treasurer/Chief         Treasurer, Cornerstone Equity
67 Wall Street                        Financial Officer       Advisors, Inc. (4/97 - Present);
New York, New York 10005                                      Partner, Speer & Fulvio (3/87 -
Age:                                                          4/97).

-------------------------------------------------------------------------------------------------
Leroy E. Rodman                       Director                Counsel, Morrison, Cohen,
[Address]                                                     Singer & Weinstein, LLP
                                                              (1996 - Present); Senior Partner,
Age:  85                                                      Teitelbaum, Hiller, Rodman,
                                                              Paden & Hibsher, P.C. (1990 -
                                                              1996).
-------------------------------------------------------------------------------------------------
Dr. Yvonne Scruggs-Leftwich           Director                Executive Director and Chief
[Address]                                                     Operating Officer, Black
                                                              Leadership Forum, Inc.;
Age: 65                                                       Director, Joint Center For
                                                              Political and Economic Studies
                                                              (1991 - Present).
=================================================================================================

         Mr. Leslie is the chief portfolio manager and Mr. Fulvio the Treasurer of the Fund's adviser, Cornerstone Equity Advisors, Inc. All of the Trustees of the Fund are also Trustees of The California Muni Fund and Fundamental Fixed-Income Fund.

         For services and attendance at board meetings and meetings of committees which are common to the Fund, Fundamental Fixed-Income Fund and The California Muni Fund (other affiliated mutual funds for which the Fund's investment manager acts as the investment adviser), each Director of the Fund who is not affiliated with the Fund's investment manager is compensated at the rate of $6,500 per quarter prorated among the three funds based on their respective net assets at the end of each quarter. Each such Director is also reimbursed by the three funds, on the same basis, for actual out-of-pocket expenses relating to his attendance at meetings. Some Trustees received additional compensation at a rate of $125 per hour for services related to servicing on the Portfolio Review Committee. As of the date of this Statement of Additional Information, Trustees and officers of the Fund as a group owned beneficially less than 1% of the Fund's outstanding shares.


                               COMPENSATION TABLE

                     (for each current Board Member for the
                      most recently completed fiscal year)

=============================================================================================
                                      Pension or                                  Total
                                      Retirement                               Compensation
                     Aggregate     Benefits Accrued    Estimated Annual       From Fund and
Name of Person*,   Compensation     as Part of Fund      Benefits Upon         Fund Complex
Position             From Fund         Expenses           Retirement         Paid to Trustees
---------------------------------------------------------------------------------------------
L. Greg Ferrone,      $12,401             N/A                 N/A                $19,500
Director
=============================================================================================

* Mr. Ferrone is the only current Board Member who served in that capacity during the fiscal year ended 1998.

                             OWNERSHIP OF SECURITIES

         As of __________ except as set forth below, no person owned beneficially or of record more than 5% of the outstanding shares of the Fund. As of that date, the officers and Board Members of the Fund beneficially owned less than 1% of the shares of the Fund.

                    INVESTMENT MANAGEMENT AND OTHER SERVICES

Advisory Services

         The Fund is currently managed by Cornerstone Equity Advisors, Inc. ("Cornerstone" or the "Manager"). Cornerstone's Chairman and Chief Executive Officer is Mr. Stephen C. Leslie, who is also President of the Fund. Mr. Leslie is one of two individuals who may be considered a "control person" of Cornerstone. Cornerstone's Treasurer, Mr. G. John Fulvio, is the Treasurer and Chief Financial Officer of the Fund. Mr. Fulvio is not considered a "control person" of Cornerstone.

         Cornerstone receives an advisory fee equal to the following percentages of the Fund's average daily net asset value:


                          Average Daily Net Asset Value                  Annual Fee Payable
                          -----------------------------                  ------------------
Net asset value to $100,000,000                                                 .50%
Net asset value of $100,000,000 or more but less than $200,000,000              .48%
Net asset value of $200,000,000 or more but less than $300,000,000              .46%
Net asset value of $300,000,000 or more but less than $400,000,000              .44%
Net asset value of $400,000,000 or more but less than $500,000,000              .42%
Net asset value of $500,000,000 or more                                         .40%

         The fee levels noted above are identical to those received by the Fund's previous advisers, Tocqueville Asset Management, L.P. ("Tocqueville"), and Fundamental Portfolio Advisors, Inc. ("FPA").

         From September 29, 1998 to December 31, 1998 Cornerstone received an aggregate advisory fee of $____________. From June 1, 1998 to September 28, 1998 Tocqueville, as an interim adviser, received an aggregate advisory fee of $____________. From January 1, 1998 to May 30, 1998 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1997 FPA received an aggregate advisory fee of $____________. For the fiscal year ended December 31, 1996 FPA received an aggregate advisory fee of $787,962.

         [CREDITS FOR THE ADVISORY FEE STATED SEPARATELY]. The investment management agreement with FPA provided an expense limitation of 1.50% of the Fund's average daily net assets. The agreement with Cornerstone also contains such limitations, while the interim agreement with Tocqueville did not provide such limitations.

Administrator, Transfer Agent, and Accounting Agent

         Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53201-0701 currently acts as Administrator, Transfer Agent, and Accounting Agent of the Fund.

         [Description   of  Services   and   aggregate   compensation   for  the
administration services.]

Custodian and Independent Public Accountant

         Firstar Bank Milwaukee, N.A. (the "Bank"), 615 East Michigan Street, Milwaukee, WI 53201-0701, acts as Custodian of the Fund's cash and securities.

         ______________, acts as independent certified public accountants for the Fund, performing an annual audit of the Fund's financial statements and preparing its tax returns.

                                DISTRIBUTION PLAN

         The Board of Directors and shareholders of the Fund have approved a plan of distribution under Rule 12b-1 of the 1940 Act (the "Plan"). Pursuant to the Plan, the Fund may pay certain promotional and advertising expenses and may compensate certain registered securities dealers and financial institutions for services provided in connection with the processing of orders for purchase or redemption of the shares of the Fund and furnishing other shareholder services. Payments by the Fund shall not in the aggregate in any fiscal year of the Fund exceed 1/2 of 1% of daily net assets of the Fund. The Fund may enter into shareholder processing and service agreements (the "Shareholder Service Agreements") with any securities dealer who is registered under the Securities Exchange Act of 1934 and a member in good standing of the National Association of Securities Dealers, Inc., and with banks and other financial institutions, who may wish to establish accounts or sub-accounts on behalf of their customers ("Shareholder Service Agents"). For processing investor purchase and redemption orders, responding to inquiries from Fund shareholders concerning the status of their accounts and operations of the Fund and communicating with the Fund, the Fund may pay each such Shareholder Service Agent to cover expenditures for advertising, sales literature and other promotional materials on behalf of the Fund.

         The fees payable to Shareholder Service Agents under Shareholder Service Agreements will be negotiated by the Fund's management. The Fund's management will report quarterly to the Board of Directors on the rate to be paid under each such agreement and the amounts paid or payable under such agreements. It will be based upon the management's analysis of (1) the contribution that the Shareholder Service Agent makes to the Fund by increasing Fund assets and reducing expense ratios; (2) the nature, quality and scope of services being provided by the Shareholder Service Agent; (3) the cost to the Fund if shareholder services were provided directly by the Fund or other authorized persons; (4) the costs incurred by the
Shareholder Servicing Agent in connection with providing services to shareholders; and (5) the need to respond to competitive offers of others which could result in assets being withdrawn from the Fund and an increase in the expense ratio for the Fund.

         No interested persons of the Fund had a direct or indirect financial interest in the operation or plan or related agreements. The Board of Directors of the Fund, including a majority of the "disinterested" Directors who have no direct or indirect financial interest in the operation of the Plan or any agreements relating thereto, authorized the Fund to enter into an agreement with (____________________), under the Plan. The agreement provides that the Fund may pay the usual and customary agency's commission to (______________) for producing and placing Fund advertising in newspapers, magazines or other periodicals, on radio or television, or in direct marketing campaigns. In addition to the foregoing, the Fund may pay (_______________) for marketing research and promotional services specifically relating to the distribution of Fund shares, including office space, facilities and equipment, salaries, training and administrative expenses, computer systems and software, communications, supplies, photocopying and similar types of expenses.

         The Plan will continue in effect from year to year if specifically approved at least annually by the Board of Directors and the affirmative vote of a majority of the Directors who are not parties to any Shareholder Service Agreement or "interested persons" of any such party by votes cast in person at a meeting called for such purpose. In approving the Plan, the Directors determined, in the exercise of their business judgment and in light of their fiduciary duties as Directors of the Fund, that there was a reasonable likelihood that the Plan would benefit the Fund and its shareholders. The Plan may only be renewed if the Directors make a similar determination for each subsequent year. The Plan may not be amended to increase the maximum amount of payments by the Fund to its Shareholder Service Agents without shareholder approval, and all material amendments to the provisions of the Plan must be approved by a vote of the Board of Directors and of the Directors who have no direct or indirect interest in the Plan, cast in person at a meeting called for the purpose of such vote.

         The Plan provides that the Fund's management shall provide, and that the independent Directors shall review, quarterly reports setting forth the amounts expended pursuant to the Plan and the purpose for which the amounts were expended. It further provides that while the Plan is in effect, the selection and nomination of those Directors of the Fund who are not "interested persons" of the Fund is committed to the discretion of the independent Directors.

         During the year ended December 31, 1998, the Fund paid $(_______) for expenses incurred pursuant to the Plan, which amount was spent in the distribution of the Fund's shares, including expenses for: advertising -- $(______); printing and mailing of Prospectuses to other than current shareholders -- $(______); and sales, and shareholder servicing support services and other distribution services, -- $(______). Of the amount paid by the Fund during last year, $(_______) was paid to (______________) for expenses incurred and services rendered by it pursuant to the Plan.

                              CALCULATION OF YIELD

         The Fund's yield quotations and average annual total return quotations as they appear in the Prospectus, this Statement of Additional Information or in advertising and sales material, are calculated by standard methods prescribed by the Securities and Exchange Commission.

         The Fund's yield is computed by dividing the Fund's net investment income per share during a base period of 30 days, or one month, by the net asset value per share of the Fund on the last day of such base period in accordance with the following formula:

                          a-b       6
         Yield  =  2[(----- + 1)  - 1]
                           cd

         Where:

                    a=   dividends and interest earned during the period

                    b=   expenses accrued for the period (net of reimbursements)

                    c= the average daily number of shares outstanding during the period that were entitled to receive dividends

                    d= the maximum offering price per share on the last day of the period.

For purposes of calculating interest earned on debt obligations as provided in item "a" above:

         (1) The yield to maturity of each obligation held by the Fund is computed based on the market value of the obligation (including actual accrued interest, if any) at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest, if any).

         (2) The yield to maturity of each obligation is then divided by 360 and the resulting quotient is multiplied by the market value of the obligation (including actual accrued interest, if any) to determine the interest income on the obligation for each day of the subsequent month that the obligation is in the portfolio. For these purposes, it is assumed that each month has 30 days.

         (3) Interest earned on all debt obligations during the 30-day or one-month period is then totaled.

         (4) The maturity of an obligation with a call provision(s) is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date.

         (5) In the case of a tax-exempt obligation issued without original issue discount and having a current market discount, the coupon rate of interest of the obligation is used in lieu of yield to maturity to determine interest income earned on the obligation.

         In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation exceeds the then remaining portion of original issue discount (i.e. market discount), the yield to maturity used to determine interest income earned on the obligation is the imputed rate based on the original issue discount calculation. In the case of a tax-exempt obligation with original issue discount where the discount based on the current market value of the obligation is less than the then remaining portion of the original issue discount (market premium), the yield to maturity used to determine interest income earned on the obligation is based on the market value of the obligation.

         With respect to the treatment of discount and premium on mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("pay downs"), the Fund accounts for gain or loss attributable to actual monthly pay downs as an increase or decrease to interest income during the period. In addition, the Fund may elect (1) to amortize the discount or premium on a remaining security, based on the cost of the security, to the weighted average maturity date, if such information is available, or to the remaining term of the security, if the weighted average maturity date is not available, or (2) not to amortize the discount or premium on a remaining security.

         For the purpose of computing yield, dividend income is recognized by accruing 1/360 of the stated dividend rate of each obligation in the Fund's portfolio each day that the obligation is in the portfolio. The Fund does not use equalization accounting in the calculation of yield. Expenses accrued during any base period, if any, pursuant to the Plan are included among the expenses accrued during the base period. Any reimbursement accrued pursuant to the Plan during a base period, if any, will reduce expenses accrued pursuant to such plan, but only to the extent the reimbursement does not exceed the accrued expenses for the base period.

         The Fund's yield for the one-month period ended December 31, 1997 determined in accordance with the above formula was 3.32%.

         Average annual total return quotations are computed by finding the average annual compounded rates of return that would cause a hypothetical investment made on the first day of a designated period (assuming all dividends and distributions are reinvested) to equal the ending redeemable value of such hypothetical investment on the last day of the designated period in accordance with the following formula:

                  P(1+T)(n) = ERV

Where:              P=   a hypothetical initial payment of $1000

                    T=   average annual total return

                    n=   number of years

                    ERV= ending redeemable value of a hypothetical $1000 payment made at the end of a designated period (or fractional portion thereof)

         For purposes of the above computation, it is assumed that all dividends and distributions made by the Fund are reinvested at net asset value during the designated period. The average annual return quotation is determined to the nearest 1/100 of 1%. The average annual total return for the year ended December 31, 1998 was ______%. For the five-year period ended December 31, 1998, the average annual total return was ________%. The average annual total return was _______% for the ten-year period ended December 31, 1998.

         In determining the average annual total return (calculated as provided above), recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account, the account fee used for purposes of the above computation is assumed to be the fee that would be charged to the Fund's mean account size.

         The Fund may also from time to time advertise its taxable equivalent yield. The Fund's taxable equivalent yield is determined by dividing that portion of the Fund's yield (calculated as described above) that is tax-exempt by one minus the stated marginal Federal income tax rate and adding the product to that portion, if any, of the yield of the Fund that is not tax-exempt. The taxable equivalent yield of the Fund for the one-month period ended December 31, 1998 was ________% for a taxpayer whose income was subject to the then highest combined Federal and California State income tax rate of ______%.

         The Fund's yield and average annual total return will vary from time to time depending on market conditions, the composition of the Fund's portfolio and operating expenses of the Fund. These factors and possible differences in the methods used in calculating yields and returns should be considered when comparing performance information regarding the Fund to information published for other investment companies and other investment vehicles. Yields and return quotations should also be considered relative to changes in the value of the Fund's shares and the risks associated with the Fund's investment objective and policies. At any time in the future, yields and return quotations may be higher or lower than past yields or return quotations and there can be no assurance that any historical yield or return quotation will continue in the future.

                                      TAXES

         The following is only a summary of certain additional federal income tax considerations generally affecting the Fund and its shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussions here and in the Prospectus are not intended as substitutes for careful tax planning.

Qualification as a Regulated Investment Company

         The Fund has elected to be taxed as a regulated investment company for federal income tax purposes under Subchapter M of the Code. As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) and at least 90% of its tax-exempt income (net of expenses allocable thereto) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and will therefore count toward satisfaction of the Distribution Requirement.

         In addition to satisfying the Distribution Requirement, a regulated investment company must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement").

         In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation (including municipal obligations) purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation.

         Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

         In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to each of which the Fund has not invested more than 5% of the value of the its total assets in securities of such issuer and does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.

         If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends-received deduction in the case of corporate shareholders.

Excise Tax on Regulated Investment Companies

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). (Tax-exempt interest on municipal obligations is not subject to the excise tax.) The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated  investment  company shall:
(1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Fund may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

Fund Distributions

         The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but will not qualify for the 70% dividends-received deduction for corporate shareholders.

         The Fund may either retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. Net capital gain that is distributed and designated as a capital gain dividend will be taxable to shareholders as long-term capital gain, regardless of the length of time a shareholder has held his shares or whether such gain was recognized by the Fund prior to the date on which the shareholder acquired his shares.

         The Fund intends to qualify to pay exempt-interest dividends by satisfying the requirement that at the close of each quarter of the Fund's taxable year at least 50% of the Fund's total assets consists of tax-exempt municipal obligations. Distributions from the Fund will constitute exempt-interest dividends to the extent of the Fund's tax-exempt interest income (net of expenses and amortized bond premium). Exempt-interest dividends distributed to shareholders of the Fund are excluded by them from gross income for federal income tax purposes. However, shareholders required to file federal income tax returns will be required to report the receipt of exempt-interest dividends on their returns. Moreover, while exempt- interest dividends are excluded from gross income for federal income tax purposes, they may be subject to alternative minimum tax ("AMT") in certain circumstances and may have other collateral tax consequences discussed below. Distributions by the Fund of any investment company taxable income or of any net capital gain will be taxable to shareholders as discussed above.

         AMT is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed -- at a maximum marginal rate of 28% for noncorporate taxpayers and 20% for corporate taxpayers -- on the excess of the taxpayer's alternative minimum taxable income ("AMTI") over an exemption amount. Exempt-interest dividends derived from certain "private activity" municipal obligations issued after August 7, 1986 generally will constitute an item of tax preference includable in AMTI for both corporate and noncorporate taxpayers. In addition, exempt-interest dividends derived from all municipal obligations, regardless of the date of issue, must be included in adjusted current earnings, which are used in computing an additional corporate preference item (i.e., 75% of the excess of a corporate taxpayer's adjusted current earnings over its AMTI (determined without regard to this item and the AMT net operating loss deduction)) includable in AMTI.

         Exempt-interest dividends must be taken into account in computing the portion, if any, of social security or railroad retirement benefits that must be included in an individual shareholder's gross income and subject to federal income tax. Further, a shareholder of the Fund is denied a deduction for interest on indebtedness incurred or continued to purchase or carry shares of the Fund. Moreover, a shareholder who is (or is related to) a "substantial user" of a facility financed by industrial development bonds held by the Fund will likely be subject to tax on dividends paid by the Fund which are derived from interest on such bonds. Receipt of exempt-interest dividends may result in other collateral federal income tax consequences to certain taxpayers, including financial institutions, property and casualty insurance companies and foreign corporations engaged in a trade or business in the United States. Prospective investors should consult their own tax advisers as to such consequences.

         Distributions by the Fund that do not constitute ordinary income dividends, exempt- interest dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain realized from a sale of the shares, as discussed below.

         Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the Fund reflects realized but undistributed income or gain, or unrealized appreciation in the value of assets held by the Fund, a subsequent distribution of such amounts will be taxable to the shareholder in the manner described above, although it economically constitutes a return of capital.

         Ordinarily, shareholders are required to take distributions by the Fund into account in the year in which they are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the Fund) on December

31 of such calendar year provided such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

         The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder who (1) has failed to provide a correct taxpayer identification number, (2) is subject to backup withholding for failure properly to report the receipt of interest or dividend income, or (3) has failed to certify to the Fund that it is not subject to backup withholding or that it is an "exempt recipient" (such as a corporation).

Sale or Redemption of Shares

         A shareholder will recognize gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Fund will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. However, any capital loss arising from the sale or redemption of shares held for six months or less will be disallowed to the extent of the amount of exempt-interest dividends received on such shares and (to the extent not disallowed) will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code Section 246(c)(3) and (4) generally will apply in determining the holding period of shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

Foreign Shareholders

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the Fund is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, ordinary income dividends paid to the shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower applicable treaty rate) on the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or redemption of shares of the Fund, capital gain dividends and exempt-interest dividends and amounts retained by the Fund that are designated as undistributed capital gains.

         If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income and capital gain dividends received in respect of, and any gains realized on the sale of, shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. taxpayers.

         In the case of a foreign noncorporate shareholder, the Fund may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding (or subject to withholding at a reduced treaty rate), unless the shareholder furnishes the Fund with proper notification of its foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

Effect of Future Legislation; Local Tax Considerations

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and Treasury Regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, perhaps with retroactive effect.

         Rules of state and local taxation of ordinary income dividends, exempt-interest dividends and capital gain dividends from regulated investment companies may differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Fund.

                             PORTFOLIO TRANSACTIONS


         The Fund's management provides the Fund with investment advice and recommendations for the purchase and sale of portfolio securities. Newly issued securities are usually purchased from the issuer or an underwriter, at prices including underwriting fees; other purchases and sales are usually placed with those dealers from whom it appears that the best price or execution will be obtained. All orders for the purchase and sale of portfolio securities are placed by the Fund's management, subject to the general control of the Fund's Trustees. The Fund's management may sell portfolio securities prior to their maturity if market conditions and other considerations indicate, in the opinion of the Fund's management, that such sale would be advisable. In addition, the Fund's management may engage in short-term trading when it believes it is consistent with the Fund's investment objective. Also, a security may be sold and another of comparable quality may be simultaneously purchased to take advantage of what the Fund's management believes to be a temporary disparity in the normal yield relationship of two securities. The frequency of portfolio transactions -- the Fund's turnover rates -- will vary from year to year depending upon market conditions. For the years ended December 31, 1997 and 1996, the Fund's annual rate of portfolio turnover was approximately 70.86% and 89.83%, respectively. Because a high turnover rate increases transaction costs and the possibility of taxable short-term gains (see "Dividends and Tax Status" in the Fund's Prospectus), the Fund's management weighs the added costs of short-term investment against anticipated gains. The Fund's management is generally responsible for the implementation, or supervision of the implementation, of investment decisions, including the allocation of principal business and portfolio brokerage, and the negotiation of commissions.

         It is the Fund's policy to seek execution of its purchases and sales at the most favorable prices through responsible broker-dealers and, in agency transactions, at competitive commission rates. When considering broker-dealers, the Fund will take into account such factors as the price of the security, the size and difficulty of the order, the rate of commission, if any, the reliability, financial condition, integrity and general execution and operational capabilities of competing broker-dealers, and the brokerage and research services which they provide to the Fund's management. During the years 1986 through 1993, no brokerage commissions were paid by the Fund; all portfolio transactions were conducted with dealers acting as principal.

         During the last three fiscal years from 1996-98, the Fund paid $_______, $________, and $_________, respectively, in brokerage commissions.

         The Board of Trustees of the Fund is authorized to adopt a brokerage allocation policy pursuant to the Securities Exchange Act of 1934 which would permit the Fund to pay a broker-dealer which does not furnish research services, or which furnishes research brokerage and research services provided by the broker-dealer.

         Section 28(e)(3) of the Securities and Exchange Act of 1934 defines "Brokerage and Research Services" as including, among other things, advice as to the value of securities, the advisability of investing in, purchasing or selling securities, the availability of securities or purchasers or sellers of securities, furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts, and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement).

         It will not be the Fund's practice to allocate principal business or brokerage on the basis of sales of Fund shares which may be made through brokers and dealers, although broker-dealers effecting purchases of Fund shares for their customers may participate in principal transactions or brokerage allocation as described above.

                              FINANCIAL STATEMENTS

         Audited financial statements of the Fund for the year ended December 31, 1998 [WILL BE ATTACHED] hereto.

                                   APPENDIX A


               SPECIAL FACTORS AFFECTING THE CALIFORNIA MUNI FUND


         The financial condition of the State of California (the "State" or "California"), its public authorities and local governments could affect the market values and marketability of, and therefore the net asset value per share and the interest income of, The California Muni Fund, or result in the default of existing obligations, including obligations which may be held by The California Muni Fund. The following section provides only a brief summary of the complex factors affecting the State's financial condition, and is based on information obtained from an Official Statement dated December 9, 1998 relating to $600,000,000 State of California General Obligation Bonds and the Governor's Budget Summary 1999-2000. The information contained in such publicly available documents has not been independently verified. It should be noted that the creditworthiness of obligations issued by local issuers may be unrelated to the State's creditworthiness, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default in the absence of a specific guarantee or pledge provided by the State.

Limits on Spending and Taxes

         Under California constitutional amendments, the State is subject to an annual appropriations limit. The limit may be exceeded in cases of emergency. The State's yearly appropriations limit is based on the limit for the prior year, adjusted annually for changes in California per capita personal income and population and any transfers of financial responsibility of providing services to or from another unit of government.

         On November 8, 1988, voters approved Proposition 98, a combined initiative constitutional amendment and statute, which changed State funding of public education below the university level and the operation of the State appropriations limit, primarily by guaranteeing local schools and community colleges ("K-14 schools") a minimum share of General Fund revenues. Under Proposition 98, K-14 schools are guaranteed the greater of a fixed percentage of General Fund revenues and the prior year's appropriation adjusted for growth.

         During the recession, General Fund revenues for several years were less than originally projected, so that the original Proposition 98 appropriations turned out to be higher than the minimum percentage provided in the law. The Legislature responded to these developments by designating the "extra" Proposition 98 payments in one year as a "loan" from future years' entitlements. By implementing these actions, per-pupil funding from Proposition 98 sources stayed almost constant at approximately $4,200 from Fiscal Year 1991-92 to Fiscal Year 1993-94.

         In 1992, a lawsuit was filed, called California  Teachers'  Association
v. Gould, which challenged the validity of these off-budget loans. The settlement in this case provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State share of the repayment will be reflected as an appropriation above the current Proposition 98 base calculation. The schools' share of the repayment will count as appropriations that count toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight-year period of 1994-95 through 2001-02 to mitigate any adverse fiscal impact. The 1998-99 Budget Act appropriated $250 million as repayment of prior years' loans to schools, as part of the settlement in this case.

Short-Term Borrowing of California

         As part of its cash management program, the State has regularly issued short-term obligations to meet cash flow needs. Between spring 1992 and summer 1994, the State had depended upon external borrowing, including borrowings extending into the subsequent fiscal year, to meet its cash needs, including repayment of maturing Notes and Warrants. The State issued $1.7 billion of revenue anticipation notes for the 1998-99 Fiscal Year, which notes are to mature on June 30, 1999.

         The State Treasurer is working closely with the State Controller and the Department of Finance to manage the State's cash flow on a regular basis, with the goal of reducing the State's external cash flow borrowing. The three offices are also working to develop programs to use commercial paper in whole or in part for the State's cash flow borrowing needs, and for construction period financing for both general obligation bond-funded and lease-revenue bond-funded projects. As of March 1, 1997 the Finance Committees had authorized the issuance of approximately $3.356 billion of commercial paper notes, but as of that date only $367.78 million aggregate principal amount of general obligation commercial paper notes was actually issued and outstanding.

         The State has always paid the principal of and interest on its general obligation bonds, general obligation commercial paper, lease-purchase debt and short-term obligations, including revenue anticipation notes and revenue anticipation warrants when due.

         1998-99 Fiscal Year Budget

         When the Governor released his proposed 1998-99 Fiscal Year Budget on January 9, 1998, he projected General Fund revenues for the 1998-99 Fiscal Year of $55.4 billion, and proposed expenditures in the same amount.

         The Legislature passed the 1998-99 Budget Bill on August 11, 1998, and the Governor signed it on August 21, 1998. In signing the Budget Bill, the Governor used his line-item veto power to reduce expenditures by $1.360 billion from the General Fund, and $160 million from Special Funds. Of this total, the Governor indicated that about $250 million of vetoed funds were "set aside" to fund programs for education. Vetoed items included education funds, salary increases and many individual resources and capital projects.

         The 1998-99 Budget Act is based on projected General Fund revenues and transfers of $57.0 billion (after giving effect to various tax reductions enacted in 1997 and 1998), a 4.2% increase from revised 1997-98 figures. Special Fund revenues were estimated at $14.3 billion.

         After giving effect to the Governor's vetoes, the Budget Act provides authority for expenditures of $57.3 billion from the General Fund (a 7.3% increase from 1997-98), $14.7 billion from Special Funds, and $3.4 billion from bond funds. The Budget Act projects a balance in the State's budget reserve (the Special Fund for Economic Uncertainties or SFEU) at June 30, 1999 (but without including the "set aside" veto amount) of $1.255 billion, a little more than 2% of General Fund revenues. The Budget Act assumes the State will carry out its normal intra-year cash flow borrowing in the amount of $1.7 billion of revenue anticipation notes, which were issued on October 1, 1998.

         The most significant feature of the 1998-99 budget was agreement on a total of $1.4 billion of tax cuts. The central element is a bill that provides for a phased-in reduction of the Vehicle License Fee (VLF). Since the VLF is currently transferred to cities and counties, the bill provides for the General Fund to replace the lost revenues. Starting on January 1, 1999, the VLF will be reduced by 25% at a cost to the General Fund of approximately $500 million in the 1998-99 Fiscal Year and about $1 billion annually thereafter.

         In addition to the cut in VLF, the 1998-99 budget includes both temporary and permanent increases in the personal income tax dependent credit ($612 million General Fund cost in 1998-99, but less in future years), a nonrefundable renters' tax credit ($133 million), and various targeted business tax credits ($106 million).

         Other significant elements of the 1998-99 Budget Act are as follows:

         1. Proposition 98 funding for K-12 schools is increased by $1.7 billion in General Fund moneys over revised 1997-98 levels, about $300 million higher than the minimum Proposition 98 guaranty. An additional $600 million was appropriated to "settle up" prior years' Proposition 98 entitlements, and was primarily devoted to one-time uses such as block grants, deferred maintenance, and computer and laboratory equipment. The Budget also includes $250 million as repayment of prior years' loans to schools, as part of the settlement of California Teachers' Association v. Gould.

         2. Funding for higher education increased substantially above the level called for in the Governor's four- year compact. General Fund support was increased by $340 million (15.6%) for the University of California and $267 million (14.1%) for the California State University system. In addition, Community Colleges received a $300 million (6.6%) increase under Proposition 98.

         3. The Budget includes increased funding for health, welfare and social services programs. A 4.9% grant increase was included in the basic welfare grants, the first increase in those grants in 9 years.

         4. Funding for the judiciary and criminal justice programs increased by about 11% over 1997-98, primarily to reflect increased State support for local trial courts and a rising prison population.

         5. The Budget also included new funding for resources projects, dedication of $376 million of General Fund moneys for capital outlay projects, funding of a 3% State employee salary increase, funding of 2,000 new Department of Transportation positions to accelerate transportation construction projects, and funding of the Infrastructure and Economic Development Bank ($50 million).

         6. The State received approximately $167 million of federal reimbursements to offset costs related to the incarceration of undocumented alien felons for federal fiscal year 1997. The State anticipates receiving approximately $195 million in federal reimbursements for federal fiscal year 1998.

         After the Budget Act was signed, and prior to the close of the Legislative session on August 31, 1998, the Legislature passed a variety of fiscal bills. The Governor had until September 30, 1998 to sign or veto these bills. The bills with the most significant fiscal impact that the Governor signed include $235 million for certain water system improvements in southern California, $243 million for the State's share of the purchase of environmentally sensitive forest lands, $178 million for state prisons, $160 million for housing assistance ($40 million of which was included in the 1998-99 Budget Act and an additional $120 million reflected in Proposition 1A), and $125 million for juvenile facilities. The Governor also signed bills totaling $223 million for educational programs that were part of his $250 million veto "set aside," and $32 million for local governments fiscal relief. In addition, he signed a bill reducing by $577 million the State's obligation to contribute to the State Teachers' Retirement System in the 1998-99 Fiscal Year.

         Based solely on the legislation enacted, on a net basis, the reserve for June 30, 1999, was reduced by $256 million. On the other hand, 1997-98 revenues have been increased by $160 million. The revised June 30, 1999, reserve is projected to be $1,159 million or $96 million below the level projected in the Budget Act. In November 1998, the Legislative Analyst's Office released a report predicting that General Fund revenues for 1998-99 would be somewhat lower, and expenditures somewhat higher, than the Budget Act forecasts, but the net variance would be within the projected $1.2 billion year-end reserve amount.

         1995-96 through 1997-98 Fiscal Years

         The State's financial condition improved markedly during the 1995-96, 1996-97 and 1997-98 fiscal years, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years. The State's cash position also improved, and no external deficit borrowing has occurred over the end of these three fiscal years.

         The economy grew strongly during these fiscal years and, as a result, the General Fund received substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97 and $2.2 billion in 1997-98) than initially forecast when the related budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-97. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimates that the State's budget reserve (the SFEU) totaled $639.8 million as of June 30, 1997 and $1.782 billion at June 30, 1998.

         The following were major features of the 1997-98 Budget Act:

         1. For the second year in a row, the Budget contained a large increase in funding for K-14 education under Proposition 98, reflecting strong revenues that exceeded initial budgeted amounts. Part of the nearly $1.75 billion of increased spending was allocated to prior fiscal years.

         2. The Budget Act reflected payment of $1.228 billion to satisfy a court judgment in a lawsuit regarding payments to the State pension fund, and brought funding of the State's pension contribution back to the quarterly basis that existed prior to the deferral actions that were invalidated by the courts.

         3. Funding from the General Fund for the University of California and the California State University system was increased by about 6% ($121 million and $107 million respectively), and there was no increase in student fees.

         4. Unlike prior years, this Budget Act did not depend on uncertain federal budget actions. About $300 million in federal funds, already included in the federal Fiscal Year 1997 and 1998 budgets, was included in the Budget Act, to offset incarceration costs for illegal aliens.

         5. The Budget Act contained no tax increases, and no tax reductions. The Renters Tax Credit was suspended for another year, saving approximately $500 million.

         Fiscal Years Prior to 1995-96

         Pressures on the State's budget in the late 1980's and early 1990's were caused by a combination of external economic conditions (including a recession which began in 1990) and growth of the largest General Fund programs--K-14 education, health, welfare and corrections--at rates faster than the revenue base. During this period, expenditures exceeded revenues in four out of six years up to 1992-93, and the State accumulated and sustained a budget deficit approaching $2.8 billion at its peak on June 30, 1993. Between the 1991-92 and 1994-95 Fiscal Years, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance, including significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments; transfer of about $3.6 billion in annual local property tax revenues from other local governments to local school districts, thereby reducing State funding for schools under Proposition 98; and revenue increases (particularly in the 1991-92 Fiscal Year), most of which were for a short duration.

         Despite these budget actions, the effects of the recession led to large, unanticipated budget deficits. By the 1993-94 Fiscal Year, the accumulated deficit was so large that it was impractical to retire the deficit in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, again using cross-fiscal revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year.

         Another consequence of the accumulated budget deficits, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the Controller issued registered warrants to pay a variety of obligations representing prior years' or continuing appropriations and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992, when the budget was adopted, the State Controller issued a total of approximately $3.8 billion of registered warrants.

Economic Overview

         California's economy is the largest among the 50 states and one of the largest in the world. Recent economic expansion has been marked by strong growth in high technology business services (including computer software), construction, computers and electronic components.

         During 1998, California's economic growth outpaced that of the nation, a performance that will most likely be repeated in the coming year. Even with a slowdown in job growth, it is expected that employment in 1999 will increase by 2.4% in California, twice the rate of increase for the nation as a whole.

         The strong economy, along with a robust stock market, helped to generate higher revenues to the State. In fiscal year 1997-98, revenues from personal income tax receipts, the largest single resource of revenue to the General Fund, grew by 20%. Overall tax receipts grew by 11%. This trend in tax revenues is also the result of baby boomers passing through their prime earning years. Within the next decade, however, this generation will begin to retire, slowing the rise in personal income tax revenues.

         Despite major disruptions in international markets during 1998, California's economy has weathered the Asian financial storm with relatively modest damage. Aerospace and electronics manufacturing employment peaked in March, and by November had lost almost 15,000 jobs, or nearly 3% of the industries' workforce. Total nonfarm employment started 1998 with annual growth above 3.5%, but more recently the year-to-year pace has slowed to approximately 2.7%. Increased exports to NAFTA trading partners and Europe compensated for declines in California's exports to Southeast Asian countries over the past year.

         The construction industry led California's employment growth in 1998. From October 1997 to October 1998, construction jobs in the state increased by more than 9%. By the end of 1998, residential permits reached 126,000 units, an increase of more than 13.5% over 1997. In the previous year, permits totaled 111,000 units, topping 100,000 for the first time since 1991. Non-residential construction activity remained quite strong, with building permit value up almost 18%.

         Apart from construction, California's economy continued to expand in 1998. Non-farm employment growth averaged 3.2% and personal income was up more than 6%. The jobless rate was below 6% most of the year.

         Rising incomes and confidence in the economy have propelled housing sales and prices to record levels in many parts of California. The San Francisco-San Jose metropolitan area has seen the greatest price appreciation and is now the most expensive housing market in the nation. Statewide, sales of existing single family homes in 1998 are expected to show a 10% increase over 1997 levels. By the end of the year, the median price should surpass the peak in 1991.

         The healthy economic climate and recent revisions to the State's welfare system have produced a major turnaround in the growth of California's welfare population. This trend began in 1996, when there was a slight decline in California's public assistance caseloads, the first since 1980. In 1997, there was a drop of almost 5%. As of August 1998, caseloads were down by nearly 10% over the previous 12 months.

         California's future rests on its investments in the State's education system. The State's economy is increasingly driven by technology-oriented industries, and a supply of skilled workers is indispensable to the health of the economy. Recent increases in funding for California's public education system represent progress in meeting this need.

Credit Rating

         Moody's has assigned a rating of Aa3 to the general obligation bonds of the State of California. The rating reflects the state's deep and diverse economic base, its improved credit condition, including the rebuilding of cash and budget reserves, and long-term structural budget condition, even under assumptions of slowing economic growth. The credit outlook is stable.

         The state's Aa3 rating is the product of its robust economy, offset by a financial condition that shows dramatic improvement, but still lags that of most states. The California economy has fully recovered from the recession of the early 1990's, and continues to outpace the United States in terms of employment and personal income growth. Diversification has positioned it for further expansion, although at a slower pace than has been realized over the last several years. General fund balance sheet deficits accumulated during the recession have been substantially reversed and liquidity has been restored. New five-year financial projections based on reasonable expenditure and revenue assumptions indicate that the state has the capacity to maintain long-term budget balance, even if economic growth slows. Budget reserves are funded at levels that, while still low by national standards, would preserve liquidity in a mild economic downturn. Its debt position is moderate though slowly increasing as the state addresses its infrastructure needs.

         At Aa3, California's rating is lower than that of most of the country's large industrialized states, including Illinois, Texas, and Florida (each rated
Aa2),  Michigan,  New  Jersey and Ohio (all  Aa1),  but is higher  than New York
State's A2 rating. California shares the Aa3 rating with Pennsylvania, Massachusetts and Connecticut. California's ranking among the states reflects its still relatively weak, though improved, balance sheet condition, and its above average exposure to international economic uncertainty. In addition, we expect that California would move more slowly than most states to stem financial deterioration in the event of economic recession due to its inflexible budget structure and complex political environment.

         The Aa3 general obligation rating is based on the following factors:

         Credit Strengths

         - Economic recovery is now well-established and broad based, and absent a national recession, continued, though slowing, job and income growth is expected.

         - Financial performance benefits from economic recovery's positive impact on economically sensitive income and sales taxes.

         - Long term spending pressures from caseload driven demand in social services, schools, and prisons have eased compared to earlier expectations and can be funded with available revenues.

         - Liquidity from cash resources outside General Fund shows strong improvement.

         - Contingent reserve position significantly improved, offering moderate protection against economic uncertainties.

         Credit Weaknesses

         - Financial flexibility remains limited due to education expenditures mandated by Proposition 98.

         - Lack of formalized mid-year budget correction capabilities leaves the state exposed in periods of revenue under-performance.

         - Future capital needs could weaken debt position if debt affordability recommendations are not adhered to.

         - Economically-sensitive tax structure produces revenue volatility.

         - The state faces above-average exposure to international economic conditions, particularly in Asia.

Litigation

         The State is currently involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may impair future revenue sources. Following are significant lawsuits involving the State as of December 9, 1998:

         On June 24, 1998, plaintiffs in Howard Jarvis Taxpayers Association et al. v. Kathleen Connell filed a complaint challenging the authority of the State Controller to make payments from the State Treasury in the absence of a state budget. On July 21, 1998, the trial court issued a preliminary injunction prohibiting the State Controller from paying moneys from the State Treasury for fiscal year 1998-99, with certain limited exceptions, in the absence of a state budget. The preliminary injunction, among other things, prohibited the State Controller from making any payments pursuant to any continuing appropriation.

         On July 22, 1998, the State Controller asked the California Supreme Court to immediately stay the trial court's preliminary injunction and to overrule the order granting the preliminary injunction on the merits. On July 29, 1998, the Supreme Court transferred the State

Controller's request to the Court of Appeal. The matters are now pending before the Court of Appeal.

         In Hayes v. Commission on State Mandates, certain local school districts sought reimbursements for special education programs for handicapped children. The State Board of Control, which was succeeded by the Commission on State Mandates (COSM), decided in favor of the local school districts. The decision was appealed by the Director of Finance in the trial court and was remanded to the COSM for redetermination. The COSM expanded the claim to include supplemental claims filed by seven additional educational institutions. The potential liability to the State has been estimated at more than $1 billion. A final consolidated decision was expected to be issued in late 1998.

         In State v. Stringfellow, the State is seeking recovery for cleanup costs of a toxic waste site presently owned by the State. Present estimates of the cleanup range from $300 million to $800 million.

         The State is a defendant in a coordinated action involving 3,000 plaintiffs seeking recovery for damages caused by the Yuba River flood of 1986. The State's potential liability to all plaintiffs in this lawsuit ranges from $800 million to $1.5 billion.

Year 2000

         The State's reliance on information technology in every aspect of its operations has made Year 2000 related information technology ("IT") issues a high priority for the State. The Department of Information Technology ("DOIT"), an independent office reporting directly to the Governor, is responsible for ensuring the State's information technology processes are fully functional before the year 2000.

         In the July Quarterly Report, the DOIT estimates total Year 2000 costs identified by the departments under its supervision at about $239 million, of which more than $100 million was projected to be expended in fiscal years 1998-99 and 1999-2000. The October Quarterly Report indicated the total costs were then estimated to be at least $290 million, and the estimate would likely increase in the future. These costs are part of much larger overall IT costs incurred annually by State departments and do not include costs for remediation for embedded technology, desktop systems and additional costs resulting from discoveries in the testing process. For fiscal year 1998-99, the Legislature created a $20 million fund for unanticipated Year 2000 costs, which can be increased if necessary.

         Although the DOIT reports that State departments are making substantial progress overall toward the goal of Year 2000 compliance, the task is very large and will likely encounter unexpected difficulties. The State cannot predict whether all mission critical systems will be ready and tested by late 1999 or what impact failure of any particular IT system(s) or of outside interfaces with State IT systems might have. The State Treasurer's Office and the State

Controller's Office report that they are both on schedule to complete their Year 2000 remediation projects by December 31, 1998, allowing full testing during 1999.

                                   APPENDIX B

                 INFORMATION WITH RESPECT TO SECURITIES RATINGS*


Standard & Poor's Corporation.

         A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

         S&P's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

         The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

         The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations.

     (1)  Likelihood of  default--capacity  and willingness of the obligor as to
          the  timely   payment  of  interest  and  repayment  of  principal  in
          accordance with the terms of the obligation.

     (2)  Nature and provisions of the obligation.

     (3) Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA--This is the highest rating assigned by S&P to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

         AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issue only in small degree.


----------
*    As published by the rating companies.

         A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

         BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

         Plus(+) or Minus(-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         Provisional Ratings: the letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc.

         A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

         Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

         Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

         A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

         Baa--Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

         Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         Con. (---)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (1) earnings of projects under construction, (2) earnings of projects unseasoned in operation experience, (3) rentals which begin when facilities are completed, or (4) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of condition.

Fitch

Ratings

         A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings is as follows:

                                       AAA

         Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                       AA

         Bonds rated AA are considered to be investment grade and of the very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

                                        A

         Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                       BBB

         Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

                                       BB

         Bonds rated BB are considered speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.


                                        B

         Bonds rated B are considered highly speculative. While bonds in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the issue.

                                       CCC

         Bonds rated CCC have certain identifiable characteristics, which, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

                                       CC

         Bonds rated CC are minimally protected. Default in payment of interest and/or principal seems probable over time.

                                        C

         Bonds rated C are in imminent default in payment of interest or principal.

                                  DDD, DD and D

         Bonds rated DDD, DD and D are in actual or imminent default of interest and/or principal payments. Such bonds are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. DDD represents the highest potential for recovery on these bonds and D represents the lowest potential for recovery.

         Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the AAA Category covering 12-36 months or the DDD, DD or D categories.


Duff & Phelps, Inc.


Rating
Scale             Definition

AAA Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+ High credit quality. Protection factors are strong. AA- Risk is AA modest but may vary slightly from time to time AA- because of economic conditions.

A+ Protection factors are average but adequate. However, A risk factors are more variable and greater in periods of A- economic stress.

BBB+ Below average protection factors but still considered BBB sufficient for prudent investment. Considerable BBB- variability in risk during economic cycles.

BB+       Below investment grade but deemed likely to meet


BB        obligations when due. Present or prospective financial

BB- protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+        Below investment grade and possessing risk that

B         obligations will not be met when due. Financial

B- protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

DP        Preferred stock with dividend arrearages.

Rating
Scale     Definition

          High Grade

Duff 1+ Highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

Duff 1 Very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

Duff 1- High certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

          Good Grade

Duff 2 Good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

          Satisfactory Grade

Duff 3 Satisfactory liquidity and other protection factors qualify issues as to investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

          Non-Investment Grade

Duff 4 Speculative investment characteristics. Liquidity is not sufficient to insure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

          Default

          Issuer failed to meet scheduled principal and/or interest payments.


                             Municipal Note Ratings

         The ratings of Moody's for tax-exempt notes are MIG 1, MIG 2, MIG 3 and MIG 4. Notes bearing the designation MIG 1 are judged to be of the best quality, enjoying strong protection from cash flows of funds for their servicing or form established and broad-based access to the market for refinancing, or both. Notes bearing the designation MIG 2 are judged to be of high quality, with margins of protection ample although not so large as in the preceding group. Notes bearing the designation MIG 3 are judged to be of favorable quality, with all security elements accounted for, but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established. Notes bearing the designation MIG 4 are judged to be of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

                               Short-Term Ratings

Fitch

         Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

         Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                      F-1+

         Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-1

         Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

                                       F-2

         Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.


Municipal Commercial Paper Ratings

         Moody's and S&P's ratings grades for commercial paper, set forth below, are applied to municipal commercial paper as well as taxable commercial paper.

         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Highest Quality; Prime-2, Higher Quality; and Prime-3, High Quality.

         S&P's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned A ratings are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2 and 3 to indicate the relative degree of safety. The "A-2" designation indicates that the degree of safety regarding timely payment is very strong. The "A-2" designation indicates that capacity for timely payment is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1". The "A-3" designation indicates that the capacity for timely payment is satisfactory. Such issues, however, are somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations. Issues rated "B" are regarded as having only an adequate capacity for timely payment and such capacity may be impaired by changing conditions or short-term adversities.

                            PART C. OTHER INFORMATION


Item 23.          Exhibits

                  (a) Declaration of Trust of Registrant [incorporated by reference to Exhibit 1 to Registrant's Registration Statement on Form N-l, dated March 1, 1983.]
                  (b)      By-Laws of Registrant  [incorporated  by reference to
                           Exhibit 2 to Registrant's Registration Statement on Form N-l, dated March 1, 1983.]
                  (c)      Inapplicable
                  (d) Form of Advisory Agreement with Cornerstone Equity Advisors, Inc.*
                  (e)      Inapplicable
                  (f)      Inapplicable
                  (g)      Form of Custody Agreement with Registrant's
                           Custodian [incorporated by reference to Exhibit 8
                           to Registrant's Post-Effective Amendment No. 7 on Form N-lA, dated April 27, 1990.]
                  (h)      Inapplicable
                  (i)      (a)      Opinion    of   Counsel   [incorporated   by
                                    reference  to  Exhibit  10  to  Registrant's
                                    Pre-Effective  Amendment  No. 2 on Form N-l,
                                    dated December
                                    20, 1983.]
                  (i)      (b)      Consent of Kramer Levin Naftalis & Frankel
                                    LLP*
                  (j)      Consent of Accountants**
                  (k)
                  (l)
                  (m) Rule 12b-1 Plan of Distribution of Registrant's shares [incorporated by reference to exhibit 15 to Registrant's Post-Effective Amendment No. 3 on Form N-lA, dated November 12, 1986.]
                  (n)      Financial Data Schedule.**

---------------------

 *   Filed as part of this document.

**   To be filed by amendment

Item 24. Persons Controlled by or under Common Control with Registrant

         None

Item 25. Indemnification

         Reference is made to subdivision (c) of section 12 of Article SEVENTH of Registrant's Declaration of Trust previously filed.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses, incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue .


Item 26. Business and Other Connections of Investment Advisor

         Cornerstone Equity Advisors, Inc. is the interim investment advisor of Registrant. For information as to the business, profession, vocation or employment of a substantial nature of Cornerstone Equity Advisors, Inc., its directors and its officers, reference is made to Part I of this Registration Statement and to Form ADV filed under the Investment Advisers Act of 1940 by Cornerstone Equity Advisors, Inc.


Item 27. Principal Underwriters

         Registrant has no principal underwriter.


Item 28. Location of Accounts and Records

         The accounts,  books and other  documents  required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the possession of Registrant, 67 Wall Street, New York, N.Y. 10005 and Firstar Bank Milwaukee, N.A., 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Custodian and Firstar Mutual Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202, the Registrant's Administrator and Transfer Agent.

Item 29. Management Services

         Inapplicable.

Item 30. Undertakings.

         Registrant undertakes to furnish to each person to whom a prospectus relating to The California Muni Fund is delivered, a copy of the Fund's latest annual report to shareholders, upon request and without charge.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 1st day of March, 1999.

                                      Registrant:  THE CALIFORNIA MUNI FUND


                                      By:   /s/Stephen C. Leslie
                                            -------------------------------
                                               Stephen C. Leslie
                                               President

         Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURES                       TITLE                       DATE

*/s/L. Greg Ferrone              Trustee                     March 1, 1999
---------------------------
   L. Greg Ferrone

/s/ Stephen C. Leslie            President (Principal        March 1, 1999
---------------------------      Executive Officer)
    Stephen C. Lesie

/s/G. John Fulvio                (Principal Financial        March 1, 1999
----------------------------     and Accounting
   G. John Fulvio                Officer)



*By:     /s/Jules Buchwald
         -----------------------------------
         Jules Buchwald, Attorney-in-Fact,
         pursuant to a power of attorney
         dated April 24, 1991, previously
         filed with the Securities and
         Exchange Commission

                                Index to Exhibits

Ex-99.B5          Form of Advisory Agreement with Cornerstone Equity
                  Advisors, Inc.
Ex-99.B10         Consent of Kramer Levin Naftalis & Frankel LLP

















                                       C-4